SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               Diodes Incorporated
                               -------------------
                                (Name of Issuer)

                        Common Stock, par value $0.66 2/3
                        ---------------------------------
                         (Title of Class of Securities)


                                   25443 10 1
                                ----------------
                                 (CUSIP Number)

                                Avi D. Eden, Esq.
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                                Malvern, PA 19355
                                 (610) 644-1300
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                              Mark B. Segall, Esq.
                        Kramer, Levin, Naftalis & Frankel
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                  July 17, 1997
                              ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 7 Pages

                         Exhibit Index appears on page 7

                                  SCHEDULE 13D
CUSIP No.  25443 10 1
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vishay Intertechnology, Inc.  (I.R.S. employer
                  identification no. 38-1686453)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   BK (See Item 3)

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,995,093 shares of Common Stock as of the Closing Date
EACH REPORTING          (as defined in Item 1)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,995,093 shares of Common Stock as of the
                        Closing Date
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,093 shares of Common Stock will be deemed to be beneficially owned by Vishay as of the Closing Date
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 40.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                               Page 2 of 7 Pages

                                  SCHEDULE 13D
                                  ------------


ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This Statement on Schedule 13D (the "Statement") relates to common stock, $0.66 2/3 par value per share (the "Common Stock") of Diodes Incorporated, a Delaware corporation (the "Company"). Pursuant to the Stock Purchase Agreement, dated April 25, 1997, among Lite-on Power Semiconductor Corporation ("LPSC"), Silitek Corporation ("Silitek"), Lite-on Technology Corporation ("LTC"), Dyna Investment Co., Ltd. ("Dyna"), Lite-on Inc. ("Lite-on") and other shareholders listed on Schedule A thereto, as Sellers, and Vishay Intertechnology, Inc. ("Vishay"), as Purchaser (the "Stock Purchase Agreement")(attached hereto as Exhibit A) and the Joint Venture Agreement, dated April 25, 1997, between Vishay and Silitek and certain other shareholders of LPSC (the "Joint Venture Agreement")(attached hereto as Exhibit B), which agreements were consummated on July 17, 1997 (the "Closing Date"), Vishay is deemed to beneficially own approximately 1,995,093 shares of Common Stock of the Company. The principal executive offices of the Company are located at 3050 East Hillcrest Drive, Westlake Village, California 91362.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         This Statement is being filed by Vishay. Vishay is a corporation organized under the laws of the State of Delaware and is principally engaged in the business of manufacturing, selling and distributing discrete passive electronic components. The address of its principal business and principal office is 63 Lincoln Highway, Malvern, Pennsylvania 19355.

ITEM 3.  SOURCE    AND    AMOUNT    OF   FUNDS    OR   OTHER    CONSIDERATION.
         --------------------------------------------------

         Pursuant to the terms of the Stock Purchase Agreement, Vishay, through Singapore holding companies, acquired more than 99% of the issued and outstanding shares of capital stock of LPSC, which owns 40.2% of the outstanding Common Stock of the Company, for cash consideration of US$200,000,000. The purchase price was funded by borrowings under Vishay's existing credit facility with its lending banks led by Comerica Bank, N.A. Concurrently, pursuant to the terms of the Joint Venture Agreement, which was amended as of July 17, 1997, Vishay's newly-formed, wholly-owned subsidiary, incorporated in Singapore (the "Holding Company"), through the Holding Company's 50% owned subsidiary (the "Joint Venture Company") (of which the other 50% was directly owned by Vishay), purchased 100% of the shares of LPSC, and (b) Silitek and certain other shareholders of LPSC, through a new company ("Newco"), purchased from Vishay 35% of Vishay's interest in the Holding Company and 17.5% of Vishay's interest in the Joint Venture Company for consideration of $70 million.

                               Page 3 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         (a) Vishay acquired beneficial ownership of the shares of Common Stock of the Company to which the Statement relates for investment. Subject to approval of the Company's Board of Directors, Vishay or an affiliate of Vishay may purchase additional shares of Common Stock of the Company through privately negotiated transactions, although Vishay does not have any immediate plans to do so. Such purchases may result in Vishay being deemed to own beneficially more than 50% of the shares of Common Stock of the Company on a fully diluted basis.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) As of the Closing Date, Vishay is deemed to beneficially own approximately 1,995,093 shares of Common Stock which represent approximately 40.2% of the shares of Common Stock of the Company currently issued and outstanding (excluding 717,115 treasury shares).

         (b) As of the Closing Date, Vishay will have shared dispositive power to direct the vote of 1,995,093 shares of Common Stock and shared power to direct the disposition of 1,995,093 shares of Common Stock. Vishay will share the power to direct the vote and disposition of the shares of Common Stock with its joint venture partner, Newco, pursuant to the terms of the Joint Venture Agreement.

         (c) Vishay has not effected any other transactions in the shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          ------------------------------------------
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

         See Item 3.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

         Stock Purchase Agreement

         Joint Venture Agreement

         Amendment No. 1 to Joint Venture Agreement


                               Page 4 of 7 Pages

                                   SCHEDULE I

Directors and Executive Officers of Vishay: The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Vishay, and the name of the principal business and address of any corporation or other entity where such employment is conducted, are set forth below:

      Name and                                                             Principal Occupation
     Address of                Positions                                   or Employment if
      Principal                  with                                      different from the
      Business                   Vishay                 Citizenship        positions with Vishay
     ----------                ---------                -----------        ---------------------
Felix Zandman                 Chairman of the                 US
                              Board, President,
                              CEO and Director

Avi D. Eden                   Vice Chairman of                US
                              the Board,
                              Executive Vice
                              President and
                              Director

Donald G.                     Executive Vice                  US
Alfson                        President, Chief
                              Business
                              Development
                              Officer and
                              Director

Robert A.                     Senior Vice                     US
Freece                        President and
                              Director

Richard N.                    Executive Vice                  US
Grubb                         President,
                              Treasurer, Chief
                              Financial Officer
                              and Director

Eliyahu Hurvitz               Director                        Israel                President
                                                                                    and CEO of
                                                                                    Teva Pharma
                                                                                    ceuticals
                                                                                    Industries
                                                                                    Ltd.

Gerald Paul                   Chief Operating
                              Officer, Executive
                              Vice President and
                              Director

Edward B. Shils               Director                        US                    Consultant

Luella B.                     Director                        US                    Investor
Slaner

Mark I. Solomon               Director                        US                    Chairman
                                                                                    of CMS
                                                                                    Companies

Jean-Claude Tine                Director                       France                 Investor


                               Page 5 of 7 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 28, 1997

                                      VISHAY INTERTECHNOLOGY, INC.

                                           By: /s/ Richard N. Grubb
                                              ---------------------------
                                           Name:  Richard N. Grubb
                                           Title: Executive Vice President
                                                  and Chief Financial Officer


                               Page 6 of 7 Pages

                                  EXHIBIT INDEX


EXHIBIT                             DESCRIPTION
-------                             -----------

A                                   Stock Purchase Agreement

B                                   Joint Venture Agreement

C                                   Amendment No. 1 to Joint Venture
                                    Agreement


                               Page 7 of 7 Pages

                                                                       EXHIBIT A


                  ============================================

                            STOCK PURCHASE AGREEMENT
                                      AMONG
                    LITE-ON POWER SEMICONDUCTOR CORPORATION,
                              SILITEK CORPORATION,
                         LITE-ON TECHNOLOGY CORPORATION,
                           DYNA INVESTMENT CO., LTD.,
                                  LITE-ON INC.
                                       AND
                               OTHER SHAREHOLDERS
                                   AS SELLERS
                                       AND
                          VISHAY INTERTECHNOLOGY, INC.
                                  AS PURCHASER
                           DATED AS OF APRIL 25, 1997


                  ============================================

                                TABLE OF CONTENTS


SECTION 1 - PURCHASE AND SALE OF SHARES...................................  1
         1.1      PURCHASE AND SALE OF SHARES.............................  1
         1.2      PURCHASE PRICE..........................................  1
         1.3      ALLOCATION OF PURCHASE PRICE............................  2
         1.4      DE MINIMIS EXCEPTION....................................  2
         1.5      DEPOSIT.................................................  2

SECTION 2 - REPRESENTATIONS AND WARRANTIES OF SELLERS.....................  2
         2.1      ORGANIZATION, STANDING AND QUALIFICATION................  2
         2.2      BUSINESS................................................  2
         2.3      EXECUTION; AUTHORITY; ENFORCEABILITY....................  3
         2.4      CONSENTS; REGULATORY APPROVALS; NO CONFLICTS............  3
         2.5      BOOKS AND RECORDS.......................................  3
         2.6      CAPITALIZATION..........................................  4
         2.7      OWNERSHIP OF SHARES.....................................  4
         2.8      COMPLIANCE WITH LAWS AND OTHER INSTRUMENTS..............  4
         2.9      FINANCIAL STATEMENTS....................................  4
         2.10     ABSENCE OF UNDISCLOSED LIABILITIES......................  4
         2.11     ABSENCE OF GUARANTEES...................................  5
         2.12     ABSENCE OF CHANGES......................................  5
         2.13     TITLE TO AND CONDITION OF ASSETS........................  5
         2.14     REAL PROPERTY...........................................  5
         2.15     SCHEDULES...............................................  5
         2.16     PRODUCT RETURNS; WARRANTIES.............................  6
         2.17     INSURANCE...............................................  6
         2.18     INTELLECTUAL PROPERTIES.................................  6
         2.19     TAX MATTERS.............................................  7
         2.20     LITIGATION..............................................  8
         2.21     ENVIRONMENTAL MATTERS...................................  8
         2.22     EMPLOYMENT MATTERS......................................  8
         2.23     EMPLOYEE BENEFITS.......................................  9
         2.24     TRANSACTIONS WITH CERTAIN PERSONS....................... 10
         2.25     ABSENCE OF CERTAIN BUSINESS PRACTICES................... 10
         2.26     DISCLOSURE.............................................. 10

SECTION 3 - REPRESENTATIONS AND WARRANTIES OF PURCHASER................... 10
         3.1      ORGANIZATION AND STANDING............................... 10
         3.2      EXECUTION; AUTHORITY; ENFORCEABILITY.................... 10
         3.3      NO CONFLICTS............................................ 11

SECTION 4 - CONDUCT OF BUSINESS PRIOR TO CLOSING.......................... 11
         4.1      CONDUCT OF BUSINESS PRIOR TO CLOSING.................... 11

SECTION 5 - CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS............... 12

SECTION 6 - CONDITIONS PRECEDENT TO SELLERS' OBLIGATIONS.................. 13

SECTION 7 - INDEMNIFICATION............................................... 14
         7.1      SURVIVAL OF SELLERS' REPRESENTATIONS AND WARRANTIES..... 14
         7.2      SURVIVAL OF PURCHASER'S REPRESENTATIONS AND WARRANTIES.. 14
         7.3      INDEMNIFICATION BY SELLERS.............................. 14
         7.4      PROCEDURE FOR INDEMNIFICATION........................... 15
         7.5      REMEDIES CUMULATIVE..................................... 15
         7.6      LIMITATIONS ON INDEMNIFICATION.......................... 15

SECTION 8 - CLOSING PROCEDURE............................................. 16
         8.1      CLOSING................................................. 16
         8.2      OBLIGATIONS AT CLOSING.................................. 16

SECTION 9 - TERMINATION................................................... 17

SECTION 10 - MISCELLANEOUS................................................ 18
         10.1     PUBLIC NOTICE........................................... 18
         10.2     ENTIRE AGREEMENT........................................ 18
         10.3     EXPENSES................................................ 18
         10.4     FURTHER ASSURANCES...................................... 18
         10.5     NOTICES................................................. 18
         10.6     GOVERNING LAW........................................... 19
         10.7     DISPUTES................................................ 19
         10.8     ASSIGNMENT.............................................. 19
         10.9     AMENDMENT............................................... 20
         10.10    WAIVER.................................................. 20
         10.11    SEVERABILITY............................................ 20
         10.12    COUNTERPARTS............................................ 20

         (a)      Schedules.

                  Schedule A    -   Other Shareholders
                  Schedule B    -   Subsidiaries
                  Schedule 2.2  -   Business
                  Schedule 2.4  -   Consents; Regulatory Approvals; No Conflicts
                  Schedule 2.6  -   Capitalization
                  Schedule 2.7  -   Ownership of Shares
                  Schedule 2.8  -   Compliance with Laws and Other Instruments
                  Schedule 2.10 -   Undisclosed Liabilities
                  Schedule 2.11 -   Guarantees
                  Schedule 2.12 -   Changes
                  Schedule 2.13 -   Title to and Condition of Assets
                  Schedule 2.14 -   Real Property
                  Schedule 2.15 -   Schedules

                          (a)  Proprietary Rights
                          (b)  Insurance Policies
                          (c)  List of Customers and Distributors
                          (d)  Contracts Evidencing Indebtedness

                  Schedule 2.16 -   Product Returns; Warranties
                  Schedule 2.   -   Intellectual Property
                  Schedule 2.19 -   Tax Matters
                  Schedule 2.20 -   Litigation
                  Schedule 2.21 -   Environmental Matters
                  Schedule 2.22 -   Employment Matters
                  Schedule 2.23 -   Employee Benefits
                  Schedule 2.24 -   Transactions with Certain Persons

         (b)      Exhibits.

                  Exhibit A     -   Joint Venture Agreement

                            STOCK PURCHASE AGREEMENT

         Agreement dated April 25, 1997 by and among Vishay Intertechnology, Inc., a Delaware U.S.A. corporation (by itself, or through a wholly-owned subsidiary, the "Purchaser"), Lite-On Power Semiconductor Corporation, a Republic of China company ("LPSC"), Silitek Corporation, a Republic of China ("ROC") company, Lite-On Technology Corporation, a ROC company, Dyna Investment Co., Ltd., a ROC company and Lite-On Inc., a ROC company (collectively, "Sellers") and those individuals listed on SCHEDULE A hereto (the "Other Shareholders").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, LPSC by itself and through its direct and indirect subsidiaries as listed on SCHEDULE B hereto (the "Subsidiaries" and collectively, the "Company") is engaged in the business of manufacturing, selling and distributing discrete power semiconductor devices (the "Business");

         WHEREAS, Sellers and the Other Shareholders collectively are the registered and beneficial owners of 100% of the issued and outstanding shares of capital stock of LPSC (the "Shares");

         WHEREAS, Purchaser desires to purchase from Sellers and the Other Shareholders, and Sellers and the Other Shareholders desire to sell to Purchaser, the Shares on the terms and subject to the conditions hereinafter set forth;

         NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties, intending to be legally bound, do hereby covenant and agree as follows:


                     SECTION 1 - PURCHASE AND SALE OF SHARES

1.1 PURCHASE AND SALE OF SHARES. Subject to this Agreement, on the Closing Date (as defined in Section 8 below) Sellers and the Other Shareholders hereby agree to sell and deliver to Purchaser, and Purchaser hereby agrees to purchase from Sellers and the Other Shareholders, the Shares. The Shares shall be transferred free and clear of all liens, pledges, encumbrances and claims of any nature whatsoever ("Encumbrances").

1.2 PURCHASE PRICE. In consideration of the sale and delivery of the Shares, and in reliance upon the representations and warranties made herein by Sellers, Purchaser will, in full payment therefor, deliver to Silitek Corporation on behalf of and for the benefit of Sellers and the Other Shareholders ("Sellers' Agent") on the Closing Date a total purchase price of US$200,000,000 (the "Purchase Price") by wire transfer to the bank account specified by Sellers' Agent at least 48 hours prior to the Closing.

1.3 ALLOCATION OF PURCHASE PRICE. Sellers' Agent shall allocate and distribute the Purchase Price among Sellers and the Other Shareholders. Purchaser shall be able to rely conclusively on instructions it receives from Sellers' Agent with respect to payment of the Purchase Price. Upon payment of the Purchase Price as directed by Sellers' Agent, Purchaser shall have fully satisfied its obligations to Sellers and the Other Shareholders hereunder. Sellers' Agent shall indemnify and hold harmless Purchaser from and against any damage, liability, loss, cost or expense (including reasonable attorneys' fees) resulting from or arising out of any claim by any Seller, Other Shareholder or any other party that such
Seller's or Other Shareholder's portion of the Purchase Price was not satisfactorily delivered.

1.4 DE MINIMIS EXCEPTION. Sellers shall use their best efforts to ensure that 100% of the shares of capital stock (including shares with instruments of transfer as set forth in Section 8.2) of LPSC are delivered to Purchaser on the Closing Date. However, Sellers and the Other Shareholders shall be deemed to have fulfilled their sale and delivery obligations hereunder so long as at least 98% of the shares of capital stock of LPSC are delivered at the Closing.

1.5 DEPOSIT. Concurrently with the execution and delivery of this Agreement, Purchaser is delivering to Comerica Bank N.A. ("Escrow Agent") US$2,000,000 in immediately available funds by wire transfer to an account designated by Escrow Agent (the "Deposit"). The Deposit (and any interest earned thereon) shall be returned (in the same currency paid) to Purchaser simultaneously with the payment of the Purchase Price payable pursuant to Section 1.2 at the Closing or in the event the Closing fails to occur, for whatever reason.

              SECTION 2 - REPRESENTATIONS AND WARRANTIES OF SELLERS

         LPSC and Sellers jointly and severally represent and warrant to Purchaser that:

2.1 ORGANIZATION, STANDING AND QUALIFICATION. LPSC and each of its Subsidiaries is duly organized and is validly existing and in good standing (to the extent that the concept of good standing exists in the relevant jurisdiction) under the laws of the jurisdiction of its organization as listed on Schedule B. LPSC and each of its Subsidiaries has all necessary corporate power, authority and capacity to own, lease or operate its assets and properties and to carry on the Business as presently conducted. LPSC and each of its Subsidiaries is duly qualified to do business and is in good standing as a foreign company in each jurisdiction in which the nature of the activities conducted by it or the character of the assets or properties owned, leased or operated by it require such qualification, except where the failure to be so qualified would not have a material adverse effect on the Business. Other than the Subsidiaries listed on Schedule B, the Company does not own, directly or indirectly, any other entity, and the Company has not agreed to acquire any capital stock of any other entity other than investments in, and purchases of, securities for passive investment purposes in the ordinary course which, in any event, do not account for more than a de minimis amount.

2.2 BUSINESS. Except as set forth in Schedule 2.2, the Company is not a party to any contract which restricts the freedom of the Company to carry on the Business and the business contemplated by the transactions to be consummated hereby, including any contract which contains covenants by the Company not to compete in any line of business with any other person, other than the joint venture agreement described in Section 8.2(c) (the "Joint Venture Agreement"). Sellers and the Other Shareholders (except for those holding a de minimis number of shares of capital stock of LPSC) do not conduct the Business other than through the Company. Following the Closing, Purchaser will be able to conduct the Business as it was conducted prior to the Closing.

2.3 EXECUTION; AUTHORITY; ENFORCEABILITY. This Agreement has been duly and validly executed and delivered by each Seller and at or prior to Closing by Sellers' Agent on behalf of the Other Shareholders. This Agreement constitutes the legal, valid and binding obligation of each Seller and at Closing will constitute the legal, valid and binding obligation of the Other Shareholders, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally or by general principles of equity. Each Seller and Other Shareholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver, and to perform their respective obligations under this Agreement.

2.4  CONSENTS;  REGULATORY  APPROVALS;  NO  CONFLICTS.  Except  as set  forth in
Schedule 2.4, no approvals, filings or registrations with any governmental authority, notices to any party or other consents are required to be made or obtained prior to the consummation of the transactions contemplated hereby. After giving effect to the information set forth in Schedule 2.4, the execution and delivery of this Agreement by Sellers and Sellers' Agent, the consummation of the transactions contemplated hereby and the fulfillment by Sellers and the Other Shareholders of the terms, conditions and provisions hereof does not and will not, directly or indirectly:

         (a) conflict with or violate or result in the default, or give rise to or accelerate any obligations of the Company, or any Seller under: (i) any law applicable to the Company, any Seller, or the Business, (ii) any court or governmental agency order, or give any such body the right to terminate or modify any approval or consent held by the Company, (iii) the constituent documents of LPSC, and each of its subsidiaries, and (iv) the provisions of any material contract to which the Company is a party or by the assets or properties of the Company are bound;

         (b) relieve any other party to any material contract with or of the Company;

         (c)      result  in  the  creation  or   imposition   of  any  material
                  Encumbrance on the assets or properties owned, leased or operated by the Company or on the Shares; or

         (d) cause Purchaser or the Company to become subject to, or to become liable for the payment of, any taxes.

2.5 BOOKS AND RECORDS. All constituent documents, business licenses, books of account, minute books, stock certificate books, stock transfer ledgers and other records of the Company (collectively, the "Records") have been maintained in accordance with sound business practices and applicable legal requirements. The Records are complete and accurate in all material respects and contain all material matters required to be dealt with in such Records.

2.6 CAPITALIZATION. The capitalization of LPSC and each Subsidiary is as set forth on Schedule 2.6. Except for up to US$11,000,000 in capital contributions intended to be made into Shanghai Kai-Hong Electronic Co., Ltd., by the end of April 1998, the Shares and the shares of capital stock of each Subsidiary have been duly and validly issued, and are fully paid and non-assessable. Except as disclosed in Schedule 2.6, there are no outstanding (a) securities convertible into or exchangeable or exercisable for any shares of the capital stock of LPSC or any Subsidiary or (b) subscriptions, options, warrants, calls, preemptive rights or other rights to purchase or subscribe for or otherwise acquire capital stock of LPSC or any Subsidiary.

2.7 OWNERSHIP OF SHARES. Sellers and the Other Shareholders are the record and beneficial owners of and have good and marketable title to the Shares. Upon consummation of the transactions contemplated hereby, Purchaser will have valid title to the Shares free and clear of any Encumbrance. Except as set forth on
Schedule 2.7 or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996, LPSC and each Subsidiary, as the case may be, is the record and beneficial owner of, and has good and marketable title to, the shares of capital stock of each Subsidiary free and clear of all Encumbrances.

2.8 COMPLIANCE WITH LAWS AND OTHER INSTRUMENTS. Except as set forth on Schedule 2.8, (a) the Company has at all times conducted the Business in compliance with all laws, licenses, approvals, notices and other requirements applicable to the Business, except where the failure to so comply would not have a material adverse effect on the Company; (b) neither the ownership nor use of its assets or properties nor the conduct of its Business by the Company conflicts with the rights of any other party or violates, or with or without the giving of notice or lapse of time, will violate, conflict with or result in a breach or default, right to accelerate or loss of rights under, any terms or provisions of LPSC's or any Subsidiary's constituent documents or to LPSC's and Sellers' knowledge, any order, judgment, restriction or decree to which the Company is a party or by which it or its properties are bound or affected where such conflict, violation or breach would have a material adverse effect on the Company; and (c) none of the Sellers or the Company has received any notice of violation of any applicable regulation, ordinance or other law which is applicable and material to the Business, operations, properties or assets of the Company.

2.9 FINANCIAL STATEMENTS. The Company has delivered to Purchaser copies of the audited financial statements of the Company for the fiscal years 1994 through 1996 (the "Financial Statements"). The Financial Statements present fairly, in all material respects, the financial position of the Company as at their respective dates and for the periods covered thereby and have been prepared from the books and records of the Company in accordance with ROC generally accepted accounting principles, consistently applied ("GAAP"). The statements of earnings do not contain any items of special or nonrecurring income or loss or any other income not earned or loss not incurred in the ordinary course of business, except as expressly specified therein.

2.10 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth on Schedule 2.10 or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996 or incurred since such date in the ordinary course of business consistent with past practice, the Company has no direct or indirect liabilities of any nature whatsoever.

2.11 ABSENCE OF GUARANTEES. Except as set forth on Schedule 2.11 or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996, the Company has not given or agreed to give, or is a party to or bound by, any guarantee of indebtedness, indemnity, bond, suretyship or other obligation of any party and none of the liabilities of the Company is guaranteed by any other party.

2.12 ABSENCE OF CHANGES. Except in connection with the transactions contemplated by this Agreement and the Joint Venture Agreement or as set forth on Schedule 2.12, since December 31, 1996, the Company (a) has conducted the Business only in the ordinary and normal course consistent with past practice; (b) has not entered into any transaction, undertaken any activity or conducted the Business not in the ordinary and normal course of the Business consistent with past practice; and (c) there has not been any material adverse change in the operations, assets or financial condition of the Company or, to LPSC's or Sellers' knowledge, the future prospects of the Company.

2.13 TITLE TO AND CONDITION OF ASSETS. Except as set forth on Schedule 2.13 or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996, the Company owns and has good and marketable title to all of its assets (whether tangible or intangible) free and clear from all Encumbrances other than (i) Encumbrances that do not materially interfere with the present use by the Company of the property subject thereto or affected thereby and (ii) Encumbrances for taxes, assessments or governmental charges, or landlords', mechanics', workmen's, materialmen's or similar liens, in each case that are not delinquent or which are being contested in good faith. All of the assets owned, leased or used by the Company are in good operating condition and repair (normal wear and tear excepted), are suitable for the purposes used and are adequate and sufficient for all current operations of the Company.

2.14 REAL PROPERTY. Except as set forth on Schedule 2.14 or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996, (a) the Company does not own or lease any property or any interest in any property; and (b) the Company has good and marketable title to all the property it owns, free and clear of all Encumbrances other than Encumbrances that are reflected in the title reports, if any, delivered or otherwise made available to the Purchaser in connection with the transactions contemplated hereby. Except with respect to the real property leases in the People's Republic of China, which are subject to the uncertainties of Chinese real estate law, all the Company's real property leases are in full force and effect.

2.15 SCHEDULES. Schedule 2.15 contains, as of the date hereof, an accurate a And complete list and description of:

         (a) All material patents, patent applications, patent licenses, trademarks, trademark registrations, and applications therefor, certification marks, distinctive markings, service marks, service names, trade names, brand names, labels, business names, copyrights and copyright registrations, and applications therefor, exploitation arrangements, inventions and industrial designs or other marks (collectively, "Proprietary Rights") wholly or partially owned or held by the Company or used in the operation of the Business.

         (b) A summary of all fire, theft, property, casualty, liability, workers' compensation, directors and officers liability, surety bonds, key man life insurance and other insurance policies and binders insuring the Company or its properties (the "Insurance Policies").

         (c) A list of the customers and distributors (identifying each as such) representing approximately 80% of sales for the year ended December 31, 1996, detailing the aggregate sales to each such customer and distributor for such year.

         (d) All contracts to which the Company is a party or by which it or any of its assets or properties is bound which (i) involve payments or receipts by the Company of more than US$200,000 in any one year period, and (ii) contracts which are not terminable by the Company on less than 30 days' notice and would involve a penalty payment by the Company of more than US$50,000 upon early termination.

All contracts required to be listed on Schedule 2.15 (other than those which have been fully performed) were entered into in the ordinary course of business consistent with past practice, are valid, binding and enforceable against the Company, in accordance with their respective terms, are in full force and effect and there is no breach or default by the Company thereunder or to LPSC's and Sellers' knowledge, the other party thereto. Except as specified in Schedule 2.4, no contract, to which the Company is a party requires any consent or waiver to remain in full force and effect following the Closing and to entitle
Purchaser to the full benefits thereof. In addition, no contract to which the Company is a party contains any provision that would alter or amend any of the terms thereto following the Closing as a result of the transfer of the Shares. Except as listed on Schedule 2.15(d), all exclusive distribution and license agreements to which the Company is party are terminable by the Company without penalty or consideration upon 30 days' notice.

2.16 PRODUCT RETURNS; WARRANTIES. To LPSC's and Sellers' knowledge, except as set forth on Schedule 2.16 or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996, there are no liabilities or threatened claims for (a) product returns, (b) warranty obligations or (c) product services other than those arising in the ordinary course of business consistent with past practice relating to the Business.

2.17 INSURANCE. Each Insurance Policy is in full force and effect and will be in full force and effect on the Closing Date. Each Insurance Policy is with a financially sound and reputable insurer in accordance with normal industry practice. Based on Sellers' belief and consistent with industry practice in the relevant jurisdictions, the Insurance Policies provide adequate coverage for all normal risks incident to the Business conducted on the date hereof, assets and properties of the Company.

2.18     INTELLECTUAL PROPERTIES.  Except as disclosed in Schedule 2.18,

         (a) The Company has the legal and exclusive right to, or ownership of, all Proprietary Rights, necessary for the conduct of the Business.

         (b) The Proprietary Rights are free and clear of all Encumbrances other than (i) Encumbrances that do not materially interfere with the present use by the Company of the property subject thereto or affected thereby and (ii) Encumbrances for taxes, assessments or governmental charges, or landlords', mechanics', workmen's, materialmen's or similar liens, in each case that are not delinquent or which are being contested in good faith.

         (c) To LPSC's and Sellers' knowledge, neither the Company nor any licensor, franchisor or other owner (each, a "Licensor") of any Proprietary Rights from which the Company holds a license has used or enforced, or failed to use or enforce, any of the Proprietary Rights in any manner which could limit their validity or result in their invalidity which would have a material adverse effect on the business, operations, assets, results of operations, condition (financial or otherwise) or liabilities of the Company (a "Material Adverse Effect").

         (d) No licenses or sublicenses have been granted by the Company to third parties permitting the use of the Proprietary Rights, nor is there any obligation on the part of the Company to enter into a license or sublicense with a third party to permit such third party to use the Proprietary Rights.

         (e) To LPSC's and Sellers' knowledge, there has been no infringement or violation of the Proprietary Rights, nor any claim or threat of a claim of adverse ownership, invalidity or other opposition to conflict with any of the Proprietary Rights which would have a Material Adverse Effect.

         (f) To LPSC's and Sellers' knowledge, there has been no activity in which the Company is engaged relating to the Business that violates or infringes any intellectual property rights of a third party.

2.19     TAX MATTERS.  Except as set forth on Schedule 2.19,

         (a) The Company has completely and accurately filed on a timely basis all tax returns through the date hereof and has paid, or caused to be paid, on a timely basis all taxes required to be paid through the date hereof, whether disputed or not, except taxes which are owing but not yet due, for which adequate reserves have been established. No taxing authority is now asserting or, to LPSC's and Sellers' knowledge, threatening to assert against the Company or any of their respective shareholders directors or officers in their capacity as such, any deficiency of or claim for additional taxes.

         (b) The Company (i) has not granted any power of attorney with respect to any matter relating to taxes which is currently in force; (ii) is not a party to any agreement providing for the allocation, sharing or indemnification of taxes; (iii) has not requested any, and there are no outstanding, waivers or extensions of time, relating to the filing of any tax return; and (iv) has not given any waivers or comparable consents to the application of the statute of limitations to any taxes or Tax returns, nor is any such waiver or consent outstanding.

         (c) There are no pending or threatened audits, investigations (other than routine examinations conducted by tax authorities in the ROC and the People's Republic of China, none of which has resulted in any adjustment to the Company's tax liabilities) or claims for or relating to any liability in respect of taxes of the Company.

2.20 LITIGATION. Except as set forth on Schedule 2.20 or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996, there is no suit, action, dispute, civil or criminal litigation, arbitration, legal, administrative or other proceeding or governmental investigation, including appeals and applications for review, in progress, pending or, to LPSC's and Sellers' knowledge, threatened against or relating to the Company, the Business or the Company's officers, directors or employees in their capacity as such or the transactions contemplated by this Agreement which, if adversely determined, would have a Material Adverse Effect.

2.21 ENVIRONMENTAL MATTERS. Except as disclosed on Schedule 2.21, to LPSC's and Sellers' knowledge, (a) the Company is in compliance with all applicable environmental laws, except where the failure to so comply would not have a Material Adverse Effect; (b) all properties owned, leased or operated by the Company are free from contamination by any hazardous material (as defined by local law) in violation of applicable law; (c) there are no legal proceedings pending or, to LPSC's and Sellers' knowledge, threatened against Sellers or the Company alleging the violation of any environmental law; and (d) the Company has never engaged in manufacturing operations at any locations other than its current plant locations.

2.22     EMPLOYMENT MATTERS.  Except as disclosed in Schedule 2.22:

         (a) As of the date hereof, the Company is not a party to any employment agreement with directors, officers, employees, agents or independent contractors.

         (b) The Company is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice.

         (c)      There are no strikes, slowdowns, work stoppages or other labor
                  troubles  pending  or,  to  LPSC's  and  Sellers'   knowledge,
                  threatened with respect to the employees of the Company.

         (d) As of the date hereof, no collective bargaining or related agreement is currently in effect or being negotiated with respect to the employees of the Company; the Company does not have any obligation to negotiate any collective bargaining or related agreement with respect to the employees of the Company other than as required by applicable law, and neither the Company nor any Seller has encountered any labor union organizing activity with respect to the Company.

         (e) No charges with respect to or relating to the Company are pending or, to LPSC's and Sellers' knowledge, threatened before any governmental agency responsible for the prevention of unlawful employment practices.

2.23     EMPLOYEE BENEFITS.

         (a) Schedule 2.23 hereto sets forth as of the date hereof, a true, complete and correct list of each employee benefit plan, which is maintained, contributed to or required to be contributed to by the Company on behalf of any current or former employee, director or consultant (or any of their dependents or beneficiaries) of the Company (all of which are hereinafter referred to as the "Benefit Plans"). The Company does not have any formal commitment, or intention communicated to employees, to create any additional Benefit Plan or modify or change any existing Benefit Plan.

         (b) Each Benefit Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable laws (including any special provisions relating to registered or qualified plans where such Benefit Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities. Except as set forth on Schedule 2.23, or to the extent reflected or reserved against in the Financial Statements for the fiscal year ended December 31, 1996, the fair market value of the assets of each funded Benefit Plan (or the liability of each funded Benefit Plan funded through insurance) is sufficient to procure or provide for the benefits accrued thereunder through the Closing Date according to the actuarial assumptions and valuations most recently used to determine employer contributions to the Benefit Plan.

         (c) All contributions required to be made under the terms of any Benefit Plan have been timely made when due and have been properly reported in the Financial Statements in accordance with Taiwan or U.S. GAAP, as the case may be.

         (d) The Company does not have any liabilities for retiree health or life benefits other than (i) coverage mandated by applicable law or (ii) death benefits or retirement benefits under any Benefit Plan. Except as mandated by applicable law or as set forth on Schedule 2.23, there are no restrictions on the rights of the Company to amend or terminate any such Benefit Plan without incurring liability thereunder and, to LPSC's or Sellers' knowledge, no communications have been made to participants with respect to guaranteeing benefits under any such Benefit Plan.

         (e) Except as set forth on Schedule 2.23, the consummation of the transactions contemplated by this Agreement will not (or will not upon termination of employment within a fixed period of time following such consummation): (i) entitle any person to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting or increase the amount of payment with respect to any compensation due to any person.

2.24 TRANSACTIONS WITH CERTAIN PERSONS. Except as set forth on Schedule 2.24, during the past three years the Company has not, except on an arms-length basis, directly or indirectly, purchased, leased or otherwise acquired any assets or properties or obtained any services from, or sold, leased or otherwise disposed of any assets or properties or furnished any services to, or otherwise dealt with (except with respect to remuneration for services rendered as a director, officer or employee of the Company), any Seller or any person which, directly or indirectly, alone or together with others, controls, is controlled by or is under common control with the Company or any Seller.

2.25 ABSENCE OF CERTAIN BUSINESS PRACTICES. None of the Company or any officer, employee or agent of the Company, nor any other person acting on its or their behalf, has, directly or indirectly, within the past three years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Business which (a) would subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, would have had a material adverse effect on the Business, or (c) if not continued in the future, would result in a material adverse effect or which would subject the Company to suit or penalty in any private or governmental litigation or proceeding, in the case of (b) and (c), however, without taking into account ordinary and customary activities as permitted by the relevant jurisdictions.

2.26 DISCLOSURE. The representations and warranties by the Company or Sellers contained in this Agreement and in any document, instrument or certificate furnished to be furnished by Sellers in connection herewith or pursuant hereto do not contain or will not, as of the Closing Date, contain any untrue statement of a material fact, or to LPSC's or Sellers' knowledge do not omit or will not, as of the Closing Date, omit to state any fact which to LPSC's or Sellers' knowledge is material, required to be stated therein or necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 2.26 or elsewhere in this Agreement or in any document or certificate furnished or to be furnished as aforesaid in connection herewith or pursuant hereto shall not be affected or deemed waived by reason of the fact that Purchaser and/or its representatives know or should have known that any such representation or warranty is or might be inaccurate in any respect.


                   SECTION 3 - REPRESENTATIONS AND WARRANTIES
                                  OF PURCHASER

Purchaser hereby represents and warrants to Sellers that:

3.1 ORGANIZATION AND STANDING. Purchaser is a corporation duly incorporated and organized and is validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.

3.2 EXECUTION; AUTHORITY; ENFORCEABILITY. This Agreement has been duly and validly authorized, executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting creditors' rights generally or by general principles of equity.

3.3 NO CONFLICTS. The execution and delivery of this Agreement by Purchaser, the consummation of the transactions contemplated hereby and the fulfillment by Purchaser of the terms, conditions and provisions hereof does not and will not, directly or indirectly (a) conflict with or violate or result in the default, or give rise to or accelerate any obligations of Purchaser under: (i) any law applicable to Purchaser, (ii) any court or governmental agency order applicable to Purchaser, (iii) the certificate of incorporation, by-laws or any resolutions of Purchaser, or (b) the provisions of any material contract to which Purchaser is a party or by which it is bound.

                SECTION 4 - CONDUCT OF BUSINESS PRIOR TO CLOSING

4.1      CONDUCT OF BUSINESS PRIOR TO CLOSING.

         (a) Prior to the Closing (as defined in Section 8 below), the Company shall conduct the Business only in the ordinary course and consistent with past practice and shall preserve its assets and properties in good condition and repair (normal wear and tear excepted) and in accordance with present practices, and the Company and Sellers will use their best commercial efforts to (i) preserve the business and organization of the Company intact, (ii) keep available to Purchaser the services of the present officers, employees, agents and independent contractors of the Company, (iii) preserve for the benefit of Purchaser the goodwill of suppliers, customers, landlords and others having business relations with the Company, (iv) cooperate with Purchaser and use reasonable efforts to assist Purchaser in obtaining the consent of any party to any contract with the Company where the consent of such party may be required by reason of the transactions contemplated hereby, and (v) maintain in full force and effect all material contracts. In addition, the Company shall not enter into any new contract or arrangement not in the ordinary course of business and consistent with past practice.

         (b) Sellers shall give Purchaser prompt written notice of any change in any of the information contained in the representations and warranties made pursuant to this Agreement if such information might materially and detrimentally impact on Purchaser's decision to purchase the Shares and consummate the transactions contemplated hereby, provided, however, that neither the supplementing or amending of any Schedules by Sellers, nor the discovery of any matters by Purchaser in the course of its investigations, shall be deemed to cure any breach of any representation or warranty made in this Agreement, to have been disclosed as of the date of this Agreement or to constitute any waiver by Purchaser of any of its rights hereunder.

         (c) Upon reasonable notice and subject to the confidentiality agreement between the parties dated April 11, 1997 (the "Confidentiality Agreement"), the Company will give Purchaser full access to the officers and other personnel of the Company and all properties, documents, contracts, books and records of the Company and will furnish Purchaser with copies of such documents and contracts and with such information with respect to the Business, the Company's assets and properties and the affairs of the Company as Purchaser may from time to time reasonably request. Any such furnishing of such information to Purchaser or any investigation by Purchaser shall not affect Purchaser's right to rely on any representation or warranty made in this Agreement or in any document or certificate furnished or to be furnished by the Company or Sellers to Purchaser or its representatives in connection herewith or pursuant hereto.

         (d) Each party hereto shall use its best commercial efforts to render its representations and warranties in this Agreement accurate as of the Closing Date, and shall refrain from taking any action that would render any of such representations and warranties inaccurate as of the Closing Date.

         (e) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use their respective best commercial efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement.


           SECTION 5 - CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS

         Purchaser's obligations hereunder are subject, at the option of Purchaser, to the fulfillment of each of the following conditions at or prior to the Closing (except with respect to paragraph (h) below, which shall be fulfilled within 35 days from the date hereof), and Sellers shall exert their best commercial efforts to cause such conditions to be fulfilled:

         (a) All representations and warranties of Sellers and the Company contained herein or in any document or certificate delivered pursuant hereto shall be true and correct when made and shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all material respects.

         (b) All covenants, agreements and obligations required by the terms of this Agreement to be performed by Sellers or the Company at or before the Closing, including but not limited to delivery of the Shares free and clear of all Encumbrances and the execution of the Joint Venture Agreement, shall have been duly and properly performed in all material respects.

         (c) Since the date of this Agreement there shall not have occurred any change, event or condition which in any case or in the aggregate has had or is reasonably likely to result in a material adverse effect on the business, operations, assets, results of operations, condition (financial or otherwise), liabilities or prospects of the Company.

         (d) There shall be delivered to Purchaser a certificate executed by the President and Secretary of the Company, dated the date of the Closing, certifying that the conditions set forth in paragraphs (a), (b) and (c) of this Section 5 have been fulfilled.

         (e) The parties shall have received all consents necessary to consummate the transactions contemplated hereby.

         (f) There shall not exist any action in any court or by or before any governmental agency pending or known by Purchaser to be threatened against Sellers or the Company which, in the reasonable judgment of Purchaser, if adversely determined, would have a Material Adverse Effect.

         (g) Except as directed by Purchaser, all of the senior officers and directors of LPSC shall continue to be retained or associated with LPSC.

         (h) Sellers shall have completed and delivered to Purchaser the Schedules hereto within 14 days of the date hereof, and such Schedules shall not disclose any matters not reflected in the Financial Statements (whether or not such matters are required to be disclosed therein) which materially and detrimentally impact on Purchaser's decision to purchase the Shares and consummate the transactions contemplated hereby. Purchaser shall have completed its due diligence review of the Company and shall not have discovered any information that materially and detrimentally impacts on Purchaser's decision to purchase the Shares and consummate the transactions contemplated hereby. If the conditions set forth in this subparagraph (h) have not been satisfied, Purchaser shall promptly notify Sellers of such conclusion, whereupon either party may terminate this Agreement without liability on the part of any party.

         (i) Purchaser shall have received the necessary consents from its lending banks to consummate this Agreement, which Purchaser shall use its best commercial efforts to obtain within 35 days from the date hereof.


            SECTION 6 - CONDITIONS PRECEDENT TO SELLERS' OBLIGATIONS

         Sellers' obligations hereunder are subject, at the option of Sellers, to the fulfillment of each of the following conditions at or prior to the Closing, and Purchaser shall exert its best commercial efforts to cause such conditions to be fulfilled:

         (a) All representations and warranties of Purchaser contained herein or in any document or certificate delivered pursuant hereto shall be true and correct when made and shall be deemed to have been made again at and as of the date of the Closing Date, and shall then be true and correct in all material respects.

         (b) All covenants, agreements and obligations required by the terms of this Agreement to be performed by Purchaser, including, but not limited to, the execution of the Joint Venture Agreement, at or before the Closing shall have been duly and properly performed in all material respects.

         (c) There shall be delivered to Sellers a certificate executed by the President and Secretary of Purchaser, dated the Closing Date, certifying that the conditions set forth in paragraphs
                  (a) and (b) of this Section 6 have been fulfilled.

         (d) All other documents required to be delivered by Purchaser to Sellers at or prior to the Closing shall have been so delivered.

         (e) The parties shall have received all consents necessary to consummate the transactions contemplated hereby.


                           SECTION 7 - INDEMNIFICATION

7.1 SURVIVAL OF SELLERS' REPRESENTATIONS AND WARRANTIES. The representations and warranties of Sellers contained in this Agreement shall survive the Closing for the benefit of the Purchaser as follows:

         (a) as to the representations and warranties contained in Section 2.21, five years following the Closing Date;

         (b)      as to the representation and warranties  contained in Sections
                  2.19 and 2.23, until 60 days following the expiration of all periods allowed for objecting and appealing the determination of any proceedings relating to any assessment or reassessment by any tax authority with respect to the matters to which such representation and warranties pertain; and

         (c) as to all other matters, until the later of eight months following the Closing Date and April 30, 1998.

7.2 SURVIVAL OF PURCHASER'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Purchaser contained in this Agreement shall survive the Closing for the benefit of Sellers until the later of eight months following the Closing Date and April 30, 1998.

7.3 INDEMNIFICATION BY SELLERS. Sellers on the one hand and Purchaser on the other (each, an "Indemnifying Party") hereby agree to defend, indemnify and hold harmless the other party (each, an "Indemnified Party") from and against any actual damage, liability, loss, cost or expense (including reasonable attorneys' fees) ("Costs") incurred by the Indemnified Party resulting from or arising out of:

         (a) any failure by an Indemnifying Party to perform its covenants or obligations as set forth in this Agreement or in any certificate or instrument delivered pursuant to this Agreement;

         (b)      any inaccuracy in or breach of any of the  representations  or
                  warranties  of  an   Indemnifying   Party  contained  in  this
                  Agreement; and

         (c)      any  and  all  actions,  suits,   litigations,   arbitrations,
                  proceedings, investigations, claims or liabilities of whatever nature arising out of any of the foregoing.

7.4 PROCEDURE FOR INDEMNIFICATION. Each party which may request indemnification under this Agreement agrees to give the party from which it may request indemnification prompt notice of any event, or any written claim by a third party of which it obtains knowledge, which could give rise to any damage, liability, loss, cost or expense as to which it may request indemnification under this Agreement, but the failure to give such prompt notice shall not affect such party's rights hereunder except to the extent the other party was materially and adversely prejudiced thereby. In connection with any such third party claim, if the Indemnifying Party shall have acknowledged in writing its obligation to indemnify in respect of such claim, the Indemnifying Party may select counsel to direct the defense of such third party claim, which counsel shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party, at the expense of the Indemnifying Party, will cooperate with the Indemnifying Party in determining the validity of any such claim and in the defense thereof. The Indemnified Party may, at its expense, participate in the defense of such third party claim. The Indemnified Party shall have the right to employ counsel to represent the Indemnified Party at the Indemnifying Party's expense if, (a) the Indemnifying Party has failed to promptly assume the defense of such third party claim and employ counsel or (b) in the reasonable judgment of the Indemnified Party or its counsel, a conflict of interest between the Indemnified Party and the Indemnifying Party exists with respect to such third party claim. The Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party if any relief, other than the payment of money damages, would be granted by such settlement or if such settlement does not include the unconditional release of the Indemnified Party. In the event that an Indemnifying Party is required to make any payment under this Section 7, the Indemnifying Party shall promptly pay to the Indemnified Party the amount so determined.

7.5 REMEDIES CUMULATIVE. The remedies provided in this Section 7 shall be cumulative and shall not preclude the assertion by any party to this Agreement of any other rights or the seeking of any other remedies against the other party to this Agreement.

7.6 LIMITATIONS ON INDEMNIFICATION. No indemnity shall be payable hereunder by Sellers until the aggregate amount of all Costs suffered or incurred by Purchaser exceeds US$3,000,000 and Sellers shall be liable for such Costs in excess of US$3,000,000. No indemnity shall be payable hereunder by Purchaser until the aggregate amount of all Costs suffered or incurred by Sellers exceeds US$3,000,000 and Purchaser shall be liable for such Costs in excess of US$3,000,000. The amount that Sellers shall be obligated to pay to Purchaser and Purchaser shall be obligated to pay Sellers under this Section 7 shall not exceed US$35,000,000, respectively; provided, however, that the limits set forth in this Section 7.6 shall not apply to breaches of Sections 1.3, 2.3, 2.6, 2.7, 3.2 and 8.2.


                          SECTION 8 - CLOSING PROCEDURE

8.1 CLOSING. The Closing of the transactions contemplated hereby (the "Closing") shall take place at 10:00 a.m., local time, on the 30th day of June, 1997, at the office of Silitek Corporation, Taipei, Republic of China, or such other time and place as the parties may agree upon as adjusted as set forth below (the "Closing Date"). In the event either of the parties is entitled not to close on the scheduled date because a condition to its obligation to close set forth in
Section 5 or 6 hereof has not been met (or waived by the party or parties entitled to waive it), such party may postpone the Closing, from time to time, by giving at least three days prior notice to the other party, until the condition has been met (which all parties will use their best commercial efforts to cause to happen), but in no event to a date later than September 30, 1997.

8.2      OBLIGATIONS AT CLOSING.

         (a)      At the  Closing,  Sellers  and the  Company  shall  deliver to
                  Purchaser: (i) the consents in form and substance reasonably satisfactory to the Purchaser, (ii) certificates representing at least 49% of the Shares and instruments of transfer with the relevant certificates attached in form reasonably satisfactory to Purchaser for the balance of the Shares, (iii) such other good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably satisfactory to Purchaser and its counsel, as shall be effective to (A) transfer to Purchaser all of Sellers' beneficial right, title and interest in and to the Shares and
                  (B) permit the Company to maintain good and marketable title to the Company's assets free and clear of any Encumbrances except as otherwise disclosed in Section 2 above, and (iv) certified copies of constituent documents, good standing certificates, incumbency certificates and all other documents required to be delivered on or before the Closing by Sellers and the Company to Purchaser under the provisions of this Agreement (to the extent not previously delivered) or as may otherwise be reasonably requested by Purchaser in connection herewith.

         (b) At the Closing, Purchaser shall deliver, or cause to be delivered, to Sellers: (i) the Purchase Price in one lot of New Taiwanese Dollars after deducting the securities transaction tax required to be withheld from the Purchase Price by wire transfer to the bank account specified by Sellers' Agent and (ii) all other documents required to be delivered on or before the Closing by Purchaser to Sellers hereunder (to the extent not previously so delivered) or as may otherwise be reasonably required by Sellers in connection herewith.

                  The Shares shall be delivered as follows:

                           (A)      Phase 1

                           At the Closing, Sellers shall transfer and deliver to Purchaser the share certificates representing the Shares duly endorsed for transfer by Sellers. Sellers shall provide Purchaser with information concerning the names of the shareholders and the number of the certificates of the Shares to be transferred and delivered to Purchaser in Phase 1 no later than 10 days prior to the Closing Date. On the Closing Date, Purchaser shall pay the securities transaction tax regarding the Shares transferred in Phase 1. As soon as practicable after the Closing, Sellers shall convene directors and shareholders meetings to re-elect the board of LPSC and to have the nominees designated by Purchaser elected as the directors, supervisors and chairman of the board of LPSC.

                           (B)      Phase 2

                           The outstanding balance of the Shares (the "Remaining Shares") duly endorsed for the transfer shall be delivered to the custodian, Lee and Li, Attorneys-at-Law (the "Stocks Custodian") for safekeeping. The Remaining Shares shall be transferred and delivered to Purchaser by the Stocks Custodian immediately after the special shareholders meeting of LPSC described above has been convened. In the meantime, Purchaser shall pay the securities transaction tax regarding the transfer of the Remaining Shares.

         (c) In addition to the sale and purchase of the Shares and the other transactions provided for in this Agreement, at or prior to Closing, Sellers and Purchaser shall enter into the Joint Venture Agreement substantially in the form of EXHIBIT A annexed hereto.


                             SECTION 9 - TERMINATION

         (a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Closing: (i) by the mutual consent of Purchaser and Sellers or (ii) by Sellers or Purchaser if the Closing Date shall not have occurred on or before September 30, 1997; provided, however, that the right to terminate this Agreement under this subparagraph (ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure of the Closing Date to occur on or before such date, and (iii) by Purchaser if on the Closing Date any of the conditions provided for in Section 5 have not been met and have not been waived by Purchaser, or by Sellers if on the Closing Date any of the conditions provided for in
                  Section 6 have not been met and have not been waived by the Company.

         (b) In the event of the termination and abandonment of this Agreement pursuant to this Section 9, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders; provided, however, that a termination of this Agreement pursuant to Section 9(a)(ii) shall not defeat or impair the right of any party to pursue such relief as may otherwise be available to it on account of any breach of this Agreement or any of the representations, warranties, covenants or agreements contained herein.


                           SECTION 10 - MISCELLANEOUS

10.1 PUBLIC NOTICE. Except as may be required by law, all public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by Sellers and Purchaser.

10.2 ENTIRE AGREEMENT. This Agreement (including the Schedules and Exhibits hereto) and the Confidentiality Agreement constitute the entire agreement between the parties and supersede all prior understandings and communications between the parties.

10.3 EXPENSES. Each party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all income and capital gains taxes. Sellers shall pay all ROC securities transfer taxes incurred in connection with this Agreement and transactions contemplated hereby.

10.4 FURTHER ASSURANCES. The parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether prior to or following the Closing.

10.5 NOTICES. Any notice which is required to be given by any party to another party shall be in writing and (a) delivered personally, (b) sent by prepaid courier service or (c) sent by telecopier, e-mail or other similar means of electronic communication, to the parties at their following respective address:

         For the Purchaser:

                  Vishay Intertechnology, Inc.
                  63 Lincoln Highway
                  Malvern, PA  19355
                  Attention:  Avi D. Eden, Esq.
                  Telecopier:  (610) 296-0657
                  E-mail:  AVIEDEN@AOL.COM
         with a copy to:

                  Kramer, Levin, Naftalis & Frankel
                  919 Third Avenue
                  New York, New York  10022
                  Attention:  Mark Segall
                  Telecopier:  (212) 715-8000
                  E-mail:  MSEGALL@KRAMER-LEVIN.COM


         For Sellers:

                  Silitek Corporation
                  12F, 25, Sec. 1, Tung Hwa S. Road
                  Taipei, Taiwan, Republic of China
                  Attention: Mr. Raymond Soong, Mr. David Lin
                  Telecopier: (886) 2 577 5960

         with a copy to:

                  Winthrop Stimson, Putnam and Roberts
                  2505 Asia Pacific Finance Tower
                  3 Garden Road, Central
                  Hong Kong
                  Attention: Robert Lin
                  Telecopier: (852) 2530-3355

Any such notice so given shall be deemed conclusively to have been given upon receipt.

10.6 GOVERNING LAW. This Agreement and the rights, obligations and relations of the parties shall be governed by and construed in accordance with the laws of the State of New York, U.S.A. (but without giving effect to the conflict of laws rules thereof).

10.7 DISPUTES. Any dispute or controversy arising with respect to a claim of indemnification hereunder, including, without limitation, any dispute concerning the scope of this arbitration clause, shall be settled by arbitration in Singapore in accordance with the rules of the International Chamber of Commerce. Judgment upon the award rendered by the arbitrators shall be final, conclusive and binding on the parties and may be entered in and enforced to the fullest extent of the law by any court having jurisdiction thereof, and the parties hereby consent to the jurisdiction of the New York courts and the Republic of China courts for this purpose.

10.8 ASSIGNMENT. Neither this Agreement nor any rights or obligations hereunder shall be assignable by any party without the prior written consent of each of the other parties, except that Purchaser may assign its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary, but such assignment shall not release Purchaser from its obligations hereunder. This

Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties.

10.9 AMENDMENT. This Agreement may be amended only by written agreement of Purchaser and a majority of Sellers. Each party acknowledges that it shall have no right to rely upon any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless the same is in writing and executed by the Purchaser and requisite Sellers.

10.10 WAIVER. No waiver by a party of any provision hereof, in whole or in part, shall operate as a waiver of any other provision hereof. The exercise by any party of any of its rights under this Agreement shall not preclude or prejudice such party from exercising any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by it hereunder.

10.11   SEVERABILITY.   If  any  provision  of  this  Agreement  is  invalid  or
unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby and shall continue to be valid and enforceable to the fullest extent permitted by law.

10.12 COUNTERPARTS. This Agreement may be executed by the parties in separate counterparts (by original or facsimile signature) each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     IN WITNESS WHEREOF the parties have hereunto duly executed this Agreement on the date first above written.

                                        VISHAY INTERTECHNOLOGY, INC.


                                        By__________________________________


                                        SILITEK CORPORATION


                                        By__________________________________


                                        LITE-ON POWER SEMICONDUCTOR CORPORATION


                                        By__________________________________


                                        LITE-ON TECHNOLOGY CORPORATION


                                         By__________________________________


                                         DYNA INVESTMENT CO., LTD.


                                         By__________________________________


                                         LITE-ON INC.


                                         By__________________________________

                                                                       EXHIBIT B

                             JOINT VENTURE AGREEMENT

                  JOINT VENTURE AGREEMENT, dated April 25, 1997, by and between Vishay Intertechnology, Inc., a Delaware USA corporation ("VISHAY"), and Lite-On [JV Co.], a company formed under the laws of The Republic of China ("LITE-ON").


                         ARTICLE 1 - CERTAIN DEFINITIONS

         1.1. Definition of Certain Terms. When used in this Agreement, the following terms shall have the meanings set forth in this Section 1.1:

              1.1.1. "AFFILIATE" means, when used with reference to a specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person.

              1.1.2. "COMMENCEMENT DATE" means the date on which the final initial capital contribution is received by the Company (as defined below).

              1.1.3. "PERSON" means any natural person, partnership, trust, estate, association, company, custodian, nominee or any other individual or entity in its own or any representative capacity.

              1.1.4. "SHAREHOLDER" means each of Vishay and Lite-On and any permitted transferee or assignee as provided hereunder.

              1.1.5. "SHARES" means the authorized ordinary shares of the Company.

              1.1.6. "TERRITORY" means the Peoples Republic of China, Republic of China ("ROC"), Hong Kong, Macau, South Korea, North Korea, Vietnam, Laos, Cambodia, Thailand, Myanmar, Singapore, Malaysia, Indonesia and the Philippines, and such additional countries and territories as the Board of Directors may approve from time to time in accordance with Section 4.2 below.


                      ARTICLE 2 - FORMATION OF THE COMPANY

         2.1. Organization. Promptly upon the execution of this Agreement, the parties shall form Vishay/Lite-On Power Semiconductor Ltd., under the laws of a jurisdiction to be mutually agreed upon by the Shareholders (the "Company"). The constituent documents of the Company shall not be inconsistent with the terms hereof and shall be mutually agreed to by the Shareholders.

         2.2. Place of Business. The address of the principal executive offices and principal place of business of the Company shall be Taipei, ROC, or such other location as from time to time may be designated by the Board of Directors.

         2.3. Purpose. The purpose of the Company shall be to engage in the manufacturing, of discrete power semiconductors components worldwide, the manufacturing of passive electronic components in the Territory, the marketing and sale of such power semiconductors worldwide and the marketing and sale of passive electronic components in the Territory, and to do all things necessary and desirable in connection with the foregoing or as otherwise contemplated in this Agreement (the "BUSINESS").

         2.4. Term. The term of this Agreement shall commence on the date hereof and continue until its termination as provided herein.

         2.5. Consideration. In consideration of Lite-On agreeing to become Purchaser's partner in accordance with the terms of this Agreement and the transactions contemplated hereby, Vishay shall issue to Lite-On immediately after Lite-On purchases its interest in the Company in accordance with Article 3 below, securities of Vishay (the "Securities") that will contain the following terms:

         Number of Securities:        1
         Liquidation Preference:      none
         Rank:                        pari passu with Common Stock
         Dividend Requirement:        none
         Conversion/Exercise:         that number of shares of Vishay Common
                                      Stock equal to:

                                      (Fair Market Value - $23.00)(1,625,000)
                                      -------------------------------------
                                                 Fair Market Value

         Antidilution Rights:         structural only (including stock splits,
                                      mergers, reorganizations and non-cash
                                      dividends)
         Registration Rights:         none
         Other Terms:                 customary terms and conditions as parties
                                      shall agree

         2.6. SEC Reports and Financial Statements. In connection with the issuance of the Securities, Vishay hereby represents and warrants that it has filed with the Securities and Exchange Commission (the "SEC") all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1995 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the Securities Act of 1933, as amended (the "Securities Act") (as such documents have been amended since the time of their filing, collectively, the "Vishay SEC Documents"). The Vishay SEC Documents, including without limitation any financial statements and schedules included therein, at the time filed, (a) did not contain any untrue statement of a material fact or to Purchaser's knowledge omit to state a fact, which to Purchaser's knowledge is material, required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. The financial statements of Vishay included in the Vishay SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the period involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of Vishay and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

         2.7. Valid Issuance of Securities. Vishay further represents and warrants that when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, the Securities will be duly authorized and validly issued. Subject to Lite-On's compliance with Section 2.8, the Securities will be issued in compliance with all applicable federal securities laws, including with respect to issuances to non-U.S. persons, Regulation S of the Securities Act. Vishay has reserved out of its authorized but unissued shares of common stock, solely for the purpose of delivery upon exercise/conversion of the Securities, such number of shares of common stock as are deliverable upon the exercise/conversion of the Securities. Such common stock, when issued pursuant to the Securities, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

         2.8. Accredited Investor Representations and Warranties. In connection with acquiring the Securities, Lite-On hereby represents and warrants to Vishay that:

              2.8.1. Lite-On is either an "accredited investor," within the meaning of Rule 501 of Regulation D under the Securities Act or is not a U.S. person as defined by Regulation S of the Securities Act.

              2.8.2. Lite-On, if deemed to be a U.S. person (i) is purchasing the Securities for its own account, with the intent to hold them for investment, and without any view to the distribution thereof and has no present intention of distributing or selling to others any of such interest or granting any participation therein; (ii) Lite-On has received and carefully reviewed the Securities agreement and has consulted, and relied solely upon, its own financial, legal and tax advisors with respect to the economic, legal and tax consequences of acquiring the Securities; and (iii) Lite-On acknowledges that it has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks associated with the acquisition of the Securities and making an informed investment decision with respect thereto.

              2.9. Private Placement Legend. The Securities have not been registered under the Securities Act, or any foreign, state or other securities laws in reliance on exemptions for private or offshore offerings based in part upon the representations made by Lite-On in this Agreement; the shares of Common Stock underlying the Securities may be considered "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom.


                        ARTICLE 3 - CAPITAL CONTRIBUTIONS

         3.1. Capital Contributions. The initial aggregate capital contributions of the Shareholders shall be as follows:

              3.1.1. Vishay is in the process of acquiring (the "ACQUISITION") up to 100% of the outstanding capital stock of Lite-On Power Semiconductor Corp. ("LPSC"), a company formed under the laws of the ROC (the "LPSC SHARES"). Upon consummation of the Acquisition, Vishay shall contribute all the LPSC Shares to the Company in return for 100% of the capital stock of the Company.

              3.1.2. As soon thereafter as is legally permitted, Lite-On shall purchase from Vishay up to 35% of the Company's capital stock free and clear of any liens or encumbrances whatsoever, for the purchase price of US $70,000,000 in cash in order to reflect the ownership percentage in the Company as calculated below.

              3.1.3. Following the above transactions, the Shareholders'sis. respective ownership percentages in the Company (the "PERCENTAGE OWNERSHIP INTERESTS") shall be:

         Vishay: That Percentage Ownership Interest in the Company that will give Vishay a 65% ownership interest in LPSC on a fully diluted basis.

         Lite-On: 100% minus Vishay's Percentage Ownership Interest in the Company following the calculation of Vishay's Percentage Ownership Interest, as provided above.

              3.1.4. Any additional funds (the "ADDITIONAL FUNDS") required by the Company, as determined from time to time by the Board of Directors in accordance with Section 4.2 below, shall be provided, to the extent permitted by law, in the following order of priority:

                           FIRST: In the form of loans or other debt instruments
                  provided by third parties in arms-length transactions at commercially reasonable rates;

                           SECOND: In the form of loans from the Shareholders in
                  proportion to their Percentage Ownership Interests, which loans shall contain terms and conditions (including, without limitation, ranking, interest rate and term) as the Shareholders may agree from time to time (the "LOANS"); and

                           THIRD:   In   the   form   of   additional    capital
                  contributions from the Shareholders in proportion to their Percentage Ownership Interests.

              3.1.5. In the event any Shareholder (the "NON-COMPLYING SHAREHOLDER") fails to timely deliver its Additional Funds to the Company (the "FUNDING DEADLINE"), the other Shareholder shall have the option for a period of 30 days following the Funding Deadline, to provide the funds not delivered by the Non-complying Shareholder either in the form of (a) an additional contribution to the Company's capital, in the form of cash, in which case, the Percentage Ownership Interests shall be adjusted pursuant to Section 3.1.6 below to reflect such additional capital contribution, or (b) an additional loan to the Company, upon the same terms and conditions, to the extent possible, as the Loan, except that interest shall accrue on such loan at a rate equal to 2% per annum above the rate provided for in such Loan, or if no such loan is outstanding, at 6 month US dollar denominated LIBOR (as in effect on the date the loan is made) plus 3%. The other Shareholder shall provide the Non-complying Shareholder at least 20 days' prior written notice of its election to provide the Additional Funds and in what form such funds shall be provided.

              3.1.6. Any adjustment in the Percentage Ownership Interests shall be based upon a fair market valuation of the Company's equity as a going concern at a date no earlier than six months prior to the date of the event giving rise to the need for such valuation. The valuation shall be as agreed upon by the Shareholders, or in the absence of prompt agreement by the Shareholders, as valued by the Company's independent certified public accountants or an independent appraiser selected by such accountants.

              3.1.7. No Shareholder shall be entitled to withdraw any part of its contributed capital from the Company or to receive any distribution from the Company, except as expressly provided in this Agreement. No Shareholder shall be entitled to demand or receive any property from the Company other than cash.

              3.1.8. No Shareholder shall have any personal liability for the payment of the capital contribution of the other Shareholder.

         3.2. Preemptive Rights. Subject to Section 3.1.5, the Shareholders shall have a first right to purchase all or part of their pro rata share (based on their Percentage Ownership Interests) of any additional Shares which the Company may, from time to time, propose to sell and issue for a period of fifteen (15) days from the time the Company provides notice of such proposal to the Shareholders.

         3.3.  Share   Certificates.   Upon  receipt  of  the  initial   capital
contributions as described above, the Company shall issue certificates representing Shares to Vishay and Lite-On reflecting their respective Percentage Ownership Interests, and shall register such Shares in its record of Shareholders as issued and fully paid. Each share certificate shall bear upon its face the following legends:

                      THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED

                      UNDER THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, SUCH SALE OR TRANSFER IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN ANY OTHER JURISDICTION UNLESS IN ACCORDANCE WITH ALL APPLICABLE PROVISIONS OF LAW.

                      THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED UNDER THE TERMS OF A JOINT VENTURE AGREEMENT DATED AS OF APRIL 25, 1997, COPIES OF WHICH ARE ON FILE AT THE OFFICE OF THE COMPANY.

                      SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE VOTING TERMS AND CONDITIONS CONTAINED IN THE JOINT VENTURE AGREEMENT REFERRED TO ABOVE.


                      ARTICLE 4 - MANAGEMENT OF THE COMPANY

         4.1. Board of Directors - Authority and Composition. The business of the Company shall be managed by a Board of Directors (the "BOARD OF DIRECTORS"), which shall have full and complete authority with respect to any matter relating to or arising out of this Agreement. To the extent not provided for herein, the Board of Directors shall be governed in their activities by the Company's Memorandum and Articles of Association or the equivalent constituent documents (the "M&A"). The initial Board of Directors shall be composed of five members, three of whom shall be designated by Vishay and two of whom shall be designated by Lite-On. Each Shareholder may also designate alternate directors for each of their appointees in accordance with applicable law and the Company's M&A. Such directors shall serve until their successors shall have been duly elected and qualified. Each of the Shareholders shall have the right to remove the directors designated by such Shareholder and, in the event of a vacancy in the Board of Directors, whatever its cause, such vacancy shall be filled by an individual designated by the Shareholder who had designated the former director to the post presently vacant. The Shareholders agree to vote their Shares in any election of Directors to effect the foregoing.

         4.2. Action by the Board of Directors. So long as each Shareholder holds at least 17.5% of the issued and outstanding Shares, the vote of at least a majority of the members of the Board of Directors attending (whether in person, by proxy or teleconference) any duly called meeting of the Board of Directors with a "quorum" (as defined below) present shall be required to authorize the Company to take any actions, except that the vote of at least 66 2/3% of the members of the Board of Directors attending (whether in person or by teleconference) any duly called meeting of the Board of Directors with a quorum present (a "SUPERMAJORITY VOTE") shall be required to authorize the Company to take any of the following actions:

              (a) as required by local law;

              (b) to make any amendment to the constituent documents of the Company or to increase or decrease the size of the Board of Directors;

              (c) to sell all or substantially all of the assets of the Company, or to effectuate the merger or consolidation of the Company with or into another corporation, or to cause the liquidation of the Company;

              (d) to make any fundamental change in the Business beyond the scope of manufacturing, marketing and selling discrete power semiconductors and passive electronic components, or to make any change in the Territory;

              (e) to declare or pay any dividend or authorize or make any distribution on any Shares;

              (f) to change the compensation of the directors and the Chairman or President of the Company or LPSC, except in the ordinary course of business consistent with past practice;

              (g) to enter into any transaction with any Shareholder or Affiliate of any Shareholder or any director or officer or any Person with whom the Company does not deal at arm's length;

              (h) other than as required by U.S. generally accepted accounting principles, to make any change in the accounting, tax practices or fiscal year of the Company if any such change has a disproportionate material adverse effect on any Shareholder;

              (i) to agree to the settlement of, or the making or acceptance of any payment in connection with, any claim by or against the Company in which the amount in dispute exceeds 15% of the registered capital of the Company, whether or not such claim is the subject of litigation, arbitration or other judicial or administrative proceedings; and

              (j) as otherwise provided in this Agreement.

                  The Board of Directors shall call for at least two meetings per year. Reasonable travel expenses of the members of the Board of Directors shall be paid by the Company. Any one director shall be entitled to call a meeting of the Board of Directors at any reasonable time. A "QUORUM" shall mean a statutory quorum which shall include two directors appointed by each Shareholder to be present (in person, by proxy or by telephone); provided, however, that if a quorum is not present, the meeting shall be adjourned for one week, at which time, subject to statutory requirements, the directors present (in person or by telephone), with or without the participation of a director appointed by each Shareholder, shall constitute a quorum. Actions of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent in writing to such actions.

         4.3. Officers - Day to Day Management. The day to day affairs of the Company shall be managed by the officers of the Company, who shall be elected by the Board of Directors in accordance with the Company's M&A. Any action to be taken by the officers that is other than administrative in nature shall require the written approval of any two officers one of whom shall be a Vishay appointee. The initial officers of the Company shall be as follows:

                  Dr. Felix Zandman             -  Chairman
                  Mr. Raymond Soong             -  Vice Chairman/President
                  Mr. Avi D. Eden               -  Vice President/Secretary
                  Mr. Richard Grubb             -  Vice President/Treasurer
                  [To be designated by Lite-On] -  Assistant Secretary/Treasurer

Such officers shall serve until their successors shall have been duly elected and qualified. The Shareholders agree that so long as this Agreement is in effect they shall direct their designated directors to fill any vacancy and/or to elect new officers so that the positions of Chairman, Vice President/Secretary and Vice President/Treasurer shall be as designated by Vishay, and the positions of Vice Chairman/President and Assistant Secretary/Treasurer shall be as designated by Lite-On.

         4.4. Subsidiaries. The foregoing provisions of this Article 4 shall apply mutatis mutandis (provided that the 17.5% ownership threshold with respect to the Shares in Section 4.2 shall apply to each subsidiary) to the management of each subsidiary of the Company, including LPSC; provided that (a) with respect to LPSC, the initial officers shall be as set forth below:

                 Dr. Felix Zandman              -  Honorary Chairman
                 Mr. Raymond Soong              -  Chairman
                 Mr. M. K. Lu                   -  President
                 Mr. Avi D. Eden                -  Vice President
                 Mr. Richard N. Grubb           -  Vice President

(b) with respect to jurisdictions which provide for supervisors of a Person (or its equivalent) each of the Shareholders shall have the right to designate one such supervisor, and (c) the size of the boards of each subsidiary shall be determined by the Board of Directors of the Company, provided that Lite-On shall also be able to designate that number of directors representing 34% or more of the total number of board members for each such subsidiary.

         4.5. Control by Vishay. Other than those decisions requiring a Supermajority Vote, all matters relating to the operations and management of the Company and its subsidiaries, including, without limitation, the appointment and dismissal of officers, shall be as determined by Vishay or the members of the Board of Directors of the Company appointed by Vishay.

                      ARTICLE 5 - OPERATIONS OF THE COMPANY

         5.1. Expenses. Upon Supermajority Vote by the Board of Directors, the Company will have the right to employ the services and assistance of the Shareholders and their Affiliates as required, against reimbursement for services rendered.

         5.2. Books and Records. The Company shall maintain separate books and accounting records in accordance with United States generally accepted accounting principles. Such books and records shall be open for inspection and/or audit by the Shareholders at all times.

         5.3. Accountants. An annual audit of the books of the Company shall be made, at the Company's expense, by the Company's firm of certified public accountants, designated and authorized by the Board of Directors, and shall be completed not later than forty-five (45) days after the close of the fiscal year.

         5.4. Operating Plans and Budget. The Board of Directors shall agree on the Company's operating plans and financial budget during each year of the term of this Agreement (the "BUDGET"). The Budget must be approved by the Board of Directors by December 31, 1997 for the first full year of the term of this Agreement and no later than December 31 of the previous year for each subsequent year of the term of this Agreement.

         5.5. Bank Accounts. All funds contributed or advanced by the Shareholders to the Company and all progress and final payments or other revenue received by the Company shall be deposited to the account of the Company in a bank account to be established at such bank or banks as the Board of Directors may designate. Checks may be drawn on said account or accounts by the signatures of any two officers of the Company. The Company may also maintain payroll or other accounts at such banks or at such branch as the Board of Directors may designate.

         5.6. Personal Guarantees. The Shareholders intend to cooperate and use their reasonable efforts to assist in eliminating any personal guarantees relating to debt of LPSC.


                      ARTICLE 6 - TRANSFERABILITY OF SHARES

         6.1.  Transfer  of Shares.  Except as set forth in this  Article and in
Section 12.7 below, no Shareholder may, directly or indirectly, sell, assign, mortgage, transfer, pledge, create a security interest in or lien upon, encumber, make a gift of, place in trust, hypothecate, or otherwise in any manner voluntarily or involuntarily dispose of, any or all of its Shares, without the prior written consent of the other Shareholders.

         6.2. Right of First Refusal. If at any time commencing from the fourth anniversary of the Commencement Date (as defined below) of this Agreement, either Shareholder (the "SELLING SHAREHOLDER") desires to sell, assign or otherwise dispose of all or part of its Shares in the Company to a third party, the Selling Shareholder must comply with the following provisions:

              6.2.1. Following the Selling Shareholder's receipt of a bona fide offer from a third party (an "OFFER") to purchase all or a part of its Shares in the Company, the other shareholder (the "HOLDER") shall have customary rights of first refusal as follows:

                      (a) The Selling Shareholder shall notify the Holder of the Offer in writing, which notice shall set forth the details of the Offer including the purchase price, payment terms and the identity (including beneficial ownership) of the third party.

                      (b) The Holder shall have the right to acquire all of the Shares of the Company the Selling Shareholder proposes to sell.

                      (c) The right of first refusal shall remain open for a period of sixty (60) days from the date the Offer is delivered to the Holder. If the Holder elects to exercise its right of first refusal, the Selling Shareholder shall sell and the Holders shall buy such Shares of the Company set forth in the Offer free and clear from any liens or encumbrances at the price and upon the terms and conditions specified in the Offer. Such sale and purchase shall be completed at the registered office of the Company, or such other location as the parties may mutually agree, within thirty (30) days following the date of the Holder's notice that it has elected to exercise its right of first refusal, subject only to delays caused by obtaining necessary governmental approvals.

                      (d) if the Holder determines not to exercise its right of first refusal within the sixty (60) day period described above, subject to Section 6.3 below, the Holder shall be deemed to agree to the sale set forth in the Offer and the Selling Shareholder shall be free during a period of ninety (90) days after the sixty (60) day period set forth in Subsection (c) above to sell to the third party the shares of the Company as set forth in the Offer not purchased by the Holder at a price which equals or exceeds the price specified in the Offer and on terms no more favorable to the third party than those of the Offer without again complying with the terms of this Section 6.2. The transfer of the Shares of the Company to a third party and payment of the purchase price shall be completed within such ninety (90) day period, subject only to delays caused by obtaining necessary government approvals. In order for the transfer to be valid, the third party shall agree to assume all the rights and obligations of the Selling Shareholder under this Agreement. If the transfer is not completed within such ninety (90) day period, except for delays caused by obtaining governmental approvals, the Selling Shareholder shall not be permitted to transfer the ownership interest to the third party and the provisions of Section 6.2 shall again apply to any offer by a Selling Shareholder to sell such Shares of the Company.

                      (e) In the event a sale is consummated with the third party, the Selling Shareholder shall provide the Holder with a duplicate of the executed written agreement with the third party transferee.

              6.2.2. Neither the Business of the Company nor the performance of this Agreement or other contracts or agreements related hereto shall be interrupted by any such sale or other transfer of such interest.

         6.3. Tag Along. If a Holder elects not to exercise its right of first refusal as provided above, it may, upon written notice to the Selling
Shareholder within the sixty (60) day period set forth in Section 6.2.1(c) above, require that the third party purchaser identified in the Offer, as a condition precedent to its purchase of Shares of the Company, purchase all of the Holder's Shares of the Company at the same price and upon the same terms as contained in the Offer. If, however, such purchaser does not wish to purchase all of the Selling Shareholder's Shares and those of the Holders exercising their rights under this Section 6.3, then the Shares such purchaser acquires shall be sold by the Selling Shareholder and each Holder exercising its rights under this Section 6.3 in proportion to their respective Percentage Ownership Interests in the Company.

         6.4. Lite-On Put. If (a) the Board of Directors authorizes any investment, acquisition or disposition in excess of US$100,000,000 or dismisses without cause the Chairman or President of LPSC, in either case notwithstanding the objection of all of the members of the Board of Directors designated by Lite-On, or (b) a "Qualifying IPO" put shall have been triggered as provided in
Section 6.4.4. Lite-On shall have the right to require the Company to purchase its Percentage Ownership Interest in accordance with the following provisions:

              6.4.1. Lite-On shall notify the Company and Vishay in writing that it desires to sell its Percentage Ownership Interest in the Company, specifying the event that triggered the demand to sell.

              6.4.2. Within 60 days following the receipt of such notice, if Lite-On shall have delivered a valid notice of its demand to sell, Lite-On shall be paid the "Put Value" (as defined below) by either the Company or Vishay.

              6.4.3. For purposes of this Section, "PUT VALUE" means (a) until the third anniversary of the Commencement Date, an amount equal to Lite-On's aggregate capital contribution to the Company (including the initial purchase from Vishay), together with interest at the annual rate of six-month U.S. dollar denominated LIBOR to be calculated from the date of each capital contribution, and (b) following the third anniversary of the Commencement Date, the market value of Lite-On's Percentage Ownership Interest as determined by an internationally recognized investment bank mutually acceptable to both Shareholders.

              6.4.4. A "QUALIFYING IPO" means: After the second anniversary of the Commencement Date, if Lite-On determines it desires to commence an IPO for a minority interest in respect of the Business of the Company, it shall first obtain a letter from an internationally recognized and reputable investment bank indicating the bank's interest in underwriting such an IPO on a well capitalized, actively traded, developed securities market (which shall include, without limitation, the New York and American Stock Exchanges, the Nasdaq National Market Stock Market, The Taiwan Stock Exchange, The Singapore Stock Exchange, the Stock Exchange of Hong Kong Limited, the Tokyo Stock Exchange and the

London Stock Exchange) and at a premium to the valuation of LPSC on the date it was acquired by Vishay. Lite-On shall then notify Vishay, which shall have 20 business days from receipt of Lite-On's notice to indicate if it agrees to participate in the IPO or desires to postpone the IPO for up to one year because of Vishay's business requirements. The "Qualifying IPO" put will then be triggered upon the earlier of (a) the date Vishay indicates that it does not desire to participate in the IPO requested by Lite-On and (b) one year from the date Lite-On notified Vishay it desires to commence the IPO (unless at that time a registration statement (or its equivalent) has been filed with the relevant authorities).

         6.5. Void Transfers. Any transfer not in accordance with this Article 6 shall be deemed void ab initio.


              ARTICLE 7 - REPRESENTATIONS, WARRANTIES AND COVENANTS

         7.1. Representations, Warranties and Covenants. Each of Vishay and Lite-On hereby represents, warrants and covenants to the other party as follows:

                      (a) It is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority (i) to own and operate its properties and assets and carry on its business as presently conducted, (ii) to enter into this Agreement, (iii) to carry out the transactions contemplated by this Agreement and (iv) to engage in the Business.

                      (b) All corporate proceedings required to be taken by it to authorize the execution, delivery and performance of this Agreement by it have been properly taken, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

                      (c) There is no claim, action, suit, investigation, arbitration or proceeding, and no order, decree or judgment, in progress, pending or threatened, which relates to or may adversely affect any of the transactions or activities contemplated by this Agreement, and it has no reason to be aware of any basis for the same.

                      (d) This Agreement does not conflict with or violate any other agreement or obligation of Vishay or Lite-On, as the case may be, or to its knowledge, any law to which it is subject.

                      (e) It acknowledges that it has been advised that: (i) the shares have not been registered under the United States Securities Act of 1933, as amended; (ii) the shares have not been the subject of a prospectus, within the meaning of the applicable law; and (iii) restrictive legends shall be placed on any certificates representing the shares.

                      (f) Neither Vishay nor Lite-On, as the case may be, shall directly or indirectly, give or agree to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Business, or otherwise violate the Foreign Corrupt Practice Act of 1977, as amended, that might (i) subject the Company or any other Shareholder to any damage or penalty in any civil, criminal or governmental litigation proceeding or (ii) otherwise result in an adverse impact to the Company or any of the other Shareholders.

         7.2. Survival of Representations and Warranties. All representations, warranties, covenants and agreements made by each party hereto in this Agreement shall survive the execution and delivery of this Agreement. The representations, warranties and covenants in Section 7.1 hereof are being made by the Shareholders in consideration for their respective undertakings and rights under this Agreement.


              ARTICLE 8 - CONFIDENTIAL INFORMATION; NONCOMPETITION

         8.1. Confidential Information. Each party hereto agrees to keep in strictest confidence all non-public proprietary information relating to or acquired from the other obtained (a) in connection with the performance of this Agreement or any agreement provided for herein, (b) through participation in the management of the Company or (c) otherwise.

         8.2. Non-Competition.

              8.2.1. So long as this Agreement is in effect and for a period of one year thereafter, the Shareholders agree as follows:

                      (a) they will not engage in the manufacturing of discrete power semiconductors worldwide except through the Company;

                      (b) they will not engage in the manufacturing of passive electronic components in the Territory except through the Company;

                      (c) they will not engage in the sale in the Territory of discrete power semiconductors except through the Company;

                      (d) they will not engage in the sale outside of the Territory of discrete power semiconductors except though Vishay on an expense arrangement to be agreed upon from time to time; provided that such sales outside the Territory may continue through Diodes, Inc. and FabTech Inc.;

                      (e) they will not engage in the sale in the Territory of passive electronic components of the type manufactured by the Company except through the Company;

                      (f) sales outside of the Territory of passive electronic components manufactured by the Company shall be made through Vishay on an expense arrangement to be agreed upon from time to time;

                      (g)  sales  in  the   Territory   of  passive   electronic
         components manufactured by Vishay shall be made through the Company on an expense arrangement to be agreed upon from time to time; and

                      (h) the provisions of clauses (a) though (g) above shall not apply to the manufacturing and selling of transformers and power supply-related coil winding products by Affiliates of Lite-On, existing products of Vishay Measurements Group and Vishay's Affiliate's proposed Tantalum manufacturing facility in the People's Republic of China (which Vishay shall use its best commercial efforts to include in this joint venture).

              8.2.2. For purposes of Section 8.2 any Person that competes or intends to compete with any of the businesses in the Territories as described in clauses (a) through (g) above shall be considered a "COMPETING ORGANIZATION." So long as this Agreement is in effect, the Shareholders agree that they will not acquire any equity interest in any Competing Organization; provided, however, that, the Shareholders shall be entitled to maintain passive investments in Competing Organizations when (i) such investments do not exceed five percent (5%) of the capital of such Competing Organization; and (ii) the Shareholders do not participate at any level in the management of the Competing Organization including, but not limited to, the board of directors of such Competing Organization.

              8.2.3. The Shareholders acknowledge that the restrictions contained in this Article 8 are reasonable and necessary for the furtherance of the Business, and that the violation of these provisions by either Shareholder would result in irreparable harm to the other Shareholder. Accordingly, it is the desire and the intent of the Shareholders that the provisions of this
Article 8 shall be enforceable to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular portion of this Article 8 is adjudicated unenforceable in any jurisdiction, such adjudication shall apply only in the particular jurisdiction in which such adjudication is made. The Shareholders recognize that a
Shareholder will have no adequate remedy at law for breach by another Shareholder of the requirements of this Article 8 and, in the event of such breach, the Shareholders hereby agree that the non-breaching Shareholder will be entitled to specific performance, or any other appropriate remedy, to enforce performance of such requirements.


           ARTICLE 9 - EVENTS OF DEFAULT; TERMINATION; INDEMNIFICATION

                  9.1. Events of Default; Termination. Either party may, in its sole discretion, immediately terminate this Agreement upon the occurrence of any of the following events: (a) the Company is adjudged a bankrupt, or becomes insolvent, or makes a general assignment for the benefit of creditors; (b) any party breaches any representation, warranty, covenant or agreement contained in this Agreement which results in, or is likely to result in, a material adverse change to the financial condition of the Company, which is not cured within 30 days following receipt of written notice of such breach from the other party; or (c) any party effects a "Change of Control." For purposes hereof, a "Change of Control" means the occurrence of any one or more of the following:
(A) a merger or consolidation  in which such party is not the surviving  entity,
(B) the sale (in one transaction or a series of transactions) of all or substantially all of the assets of such party or (C) the approval by such party's shareholders of any plan or proposal for the liquidation or dissolution of such party. This Agreement may also be terminated upon the unanimous written consent of the Shareholders.

         9.2. Effects of Termination. In the event this Agreement is terminated for any reason, then the Company shall immediately commence to wind up its affairs and to liquidate the business of the Company in accordance with applicable law. During the period of winding up, the rights and obligations of the Shareholders shall otherwise continue unaltered.

         9.3. Survival Upon Termination. Section 6.1, Articles 7 through 12 of this Agreement (and Sections 5.2 and 5.5, solely as they relate to winding up the Company's activities in connection with any termination) shall survive any termination of this Agreement.

         9.4. Indemnification. Vishay agrees to indemnify and hold harmless Lite-on, and Lite-on agrees to indemnify and hold harmless Vishay and each of their respective directors, officers, employees and agents, from and against any losses, costs, expenses, damages and liabilities, including reasonable attorneys' fees, arising from any and all claims, demands, fines, suits, actions, proceedings, orders, decrees and judgments of any kind or nature whatsoever resulting from any breach by Vishay or Lite-on, as the case may be, of any representation, warranty, covenant or agreement contained herein.


                        ARTICLE 10 - AMENDMENT AND WAIVER

         10.1. Amendment. This Agreement may be amended only by written agreement of all parties. Each party acknowledges that it shall have no right to rely upon any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless the same is in writing and executed by all parties.

         10.2. Waiver. No waiver by a party of any provision hereof, in whole or in part, shall operate as a waiver of any other provision hereof. The exercise by any party of any of its rights under this Agreement shall not preclude or prejudice such party from exercising any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by it hereunder.


                              ARTICLE 11 - NOTICES

Any notice which is required to be given by any party to another party shall be in writing and (a) delivered personally, (b) sent by prepaid courier services or
(c) sent by telecopier, e-mail or
other similar means of electronic communication, to the parties at their following respective address:

         If to Vishay:

                  Vishay Intertechnology, Inc.
                  63 Lincoln Highway
                  Malvern, PA 19355
                  Attention: Avi D. Eden, Esq.
                  Telecopier: (610) 296-0657
                  E-mail: AVIEDEN@AOL.COM

         with a copy to:

                  Kramer, Levin, Naftalis & Frankel
                  919 Third Avenue
                  New York, New York 10022
                  Attention: Mark Segall
                  Telecopier: (212) 715-8000
                  E-mail: MSEGALL@KRAMER-LEVIN.COM

         If to Lite-On, at:

                  Lite-On Corporation
                  12F, 25, Sec. 1 Tung Hwa S. Road
                  Taipei, Taiwan, Republic of China
                  Attention:  Mr. Raymond Soong, Mr. David Lin
                  Telecopier:  (886) 2 577 5960

         with a copy to:

                  Winthrop Stimson, Putnam and Roberts
                  2505 Asia Pacific Finance Tower
                  3 Garden Road, Central
                  Hong Kong
                  Attention:  Robert Lin
                  Telecopier:  (852) 2530-3355

Any such notice so given shall be deemed conclusively to have been given upon receipt.


                           ARTICLE 12 - MISCELLANEOUS

         12.1. Governing Law. This Agreement and the rights, obligations and relations of the parties shall be governed by and construed in accordance with the laws of the State of New York, U.S.A. (but without giving effect to the conflict of laws rules thereof).

         12.2. Disputes. Any dispute or controversy arising with respect to a claim of indemnification hereunder, including, without limitation, any dispute concerning the scope of this arbitration clause, shall be settled by arbitration in Singapore in accordance with the rules of the International Chamber of Commerce. Judgment upon the award rendered by the arbitrators shall be final, conclusive and binding on the parties and may be entered in and enforced to the fullest extent of the law by any court having jurisdiction thereof, and the parties hereby consent to the jurisdiction of the New York courts and the Republic of China courts for this purpose.

         12.3. Expenses. Unless otherwise provided for herein, each party shall bear its own expenses incurred in connection with the execution of this Agreement. Direct expenses incurred by the Shareholders in performance of this Agreement subsequent to its execution, including expenses relating to the formation of the Company and all taxes, fees, registration charges and legal and notarial expenses, shall be borne by the Company or charged to the Company as formation expenses.

         12.4. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement between the parties and supersedes all prior understandings and communications between the parties.

         12.5. Severability. If any provision of this Agreement is invalid or unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby and shall continue to be valid and enforceable to the fullest extent permitted by law.

         12.6. Further Assurances. The parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

         12.7. Assignment. Neither this Agreement nor any rights or obligations hereunder shall be assignable by any party without the prior written consent of each of the other parties, except that Vishay may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary. This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties.

         12.8. Counterparts. This Agreement may be executed by the parties in separate counterparts (by original or facsimile signature) each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.


                          VISHAY INTERTECHNOLOGY, INC.


                          By: /s/ Richard N. Grubb
                              --------------------
                              Name: Richard N. Grubb
                              Title: Executive Vice President and
                                      Chief Financial Officer


                          LITE-ON [JV CO.]



                          By: /s/ Raymond Soong
                             -----------------
                             Name: Raymond Soong
                             Title:  Prepatory Officer

                                                                       EXHIBIT C

                               AMENDMENT NO. 1 TO
                             JOINT VENTURE AGREEMENT

         WHEREAS, Vishay Intertechnology, Inc., a Delaware USA corporation ("VISHAY"), and Lite-On JV Corporation, a company formed under the laws of The Republic of China ("LITE-ON"), entered into the JOINT VENTURE AGREEMENT, dated April 25, 1997 (the "JV AGREEMENT"), in connection with the STOCK PURCHASE AGREEMENT, dated April 25, 1997 (the "STOCK PURCHASE AGREEMENT"), among Lite-On Power Semiconductor Corporation, Silitek Corporation, Lite-On Technology Corporation, Dyna Investment Co., Ltd., Lite-On Inc. and Other Shareholders named therein (collectively, the "SELLERS") and Vishay (the "PURCHASER");

         AND WHEREAS, the parties have since decided it is desirable to effect a different ownership structure to be implemented as soon as possible following the closing of the Stock Purchase Agreement;

         AND  WHEREAS,   this  AMENDMENT  NO.  1  TO  JOINT  VENTURE   AGREEMENT
("AMENDMENT NO. 1 TO JV AGREEMENT") is intended to reflect this new structure;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to amend the JV Agreement as follows:

1. Section 1.1.2. of Article 1 is hereby amended in its entirety to read as follows:

                  1.1.2. "COMMENCEMENT DATE" means the date on which the final initial capital contribution is received by the Holding Company and Joint Venture Company (each as defined below).

2. Section 1.1.5. of Article 1 is hereby amended in its entirety to read as follows:

                  1.1.5. "SHARES" means the authorized ordinary shares of either the Holding Company or the Joint Venture Company, as the case may be.

3. Section 2.1. of Article 2 is hereby amended in its entirety to read as follows:

         2.1. Organization. The parties have formed Vishay Lite-On Holding Pte Ltd (originally named Macinta Investments Pte Ltd, the "Holding Company"), under the laws of Singapore and Vishay Lite-On Pte Ltd (originally named Hellser Pte Ltd, the "Joint Venture Company," and with the Holding Company, sometimes individually or collectively referred to, as the context requires, as the "Company"), under the laws of Singapore. The constituent documents of each Company shall not be inconsistent with the terms hereof and shall be mutually agreed to by the Shareholders.

4. Article 3 is hereby amended in its entirety to read as follows:

                        ARTICLE 3 - CAPITAL CONTRIBUTIONS

         3.1. Capital Contributions. The initial aggregate capital contributions of the Shareholders shall be as follows:

                  3.1.1. Vishay, through the Joint Venture Company, is in the process of acquiring (the "ACQUISITION") up to 100% of the outstanding capital stock of Lite-On Power Semiconductor Corp. ("LPSC"), a company formed under the laws of the ROC (the "LPSC SHARES"). Immediately prior to the consummation of the Acquisition, Vishay shall directly own 50% of the capital stock of the Joint Venture Company, with the remaining 50% to be directly owned by the Holding Company, such that Vishay shall indirectly own 50% of the capital stock of the Joint Venture Company through its 100% ownership of the capital stock of the Holding Company.

                  3.1.2. As soon after the Acquisition as is legally permitted, Lite-On shall purchase from Vishay up to 35% of the Joint Venture Company's outstanding capital stock, free and clear of any liens or encumbrances whatsoever, for the purchase price of US $70,000,000 in cash. As soon thereafter as possible, Lite-On shall exchange such number of shares of outstanding capital stock of the Joint Venture Company for such number of shares of outstanding capital stock of the Holding Company in order to reflect the effective ownership percentage in LPSC as set forth in Section 3.1.3.

                  3.1.3. Following the above transactions, the Shareholders' respective ownership percentages in each Company (the "PERCENTAGE OWNERSHIP INTERESTS") shall be:

                  Vishay: That Percentage Ownership Interest that will give Vishay a minimum of a 65% ownership interest in the Holding Company and a minimum of a 35% ownership interest in the Joint Venture Company, so that Vishay's aggregate ownership interest in LPSC will be 65% on a fully diluted basis.

                  Lite-On: That Percentage Ownership Interest that will give Lite-On a 35% ownership interest in the Holding Company and a 17.5% ownership
                                    interest  in  the  Joint  Venture   Company;
                                    provided,  however, that Lite-On's aggregate
                                    Percentage   Ownership   Interest   in  each
                                    Company  may be  reduced on a pro rata basis
                                    so  that  Lite-  On's  aggregate  Percentage
                                    Ownership  Interest  in  LPSC  will  be 100%
                                    minus Vishay's Percentage Ownership Interest
                                    in  LPSC   following  the   calculation   of
                                    Vishay's Percentage Ownership Interest, as provided above.

                  3.1.4. Any additional funds (the "ADDITIONAL FUNDS") required by either the Holding Company or the Joint Venture Company, as determined from time to time by the Board of Directors of each Company in accordance with Section 4.2 below, shall be provided, to the extent permitted by law, in the following order of priority:

                           FIRST: In the form of loans or other debt instruments
                  provided by third parties in arms-length transactions at commercially reasonable rates;

                           SECOND: In the form of loans from the Shareholders in
                  proportion to their Percentage Ownership Interests, which loans shall contain terms and conditions (including, without limitation, ranking, interest rate and term) as the Shareholders may agree from time to time (the "LOANS"); and

                           THIRD:   In   the   form   of   additional    capital
                  contributions from the Shareholders in proportion to their Percentage Ownership Interests.

                  3.1.5. In the event any Shareholder (the "NON-COMPLYING SHAREHOLDER") fails to timely deliver its Additional Funds to either the Holding Company or the Joint Venture Company, as the case may be, (the "FUNDING DEADLINE"), the other Shareholder shall have the option for a period of 30 days following the Funding Deadline, to provide the funds not delivered by the Non-complying Shareholder either in the form of (a) an additional contribution to either Company's capital, as the case may be, in the form of cash, in which case, the Percentage Ownership Interests shall be adjusted pursuant to Section
3.1.6 below to reflect such additional capital contribution, or (b) an additional loan to either Company, as the case may be, upon the same terms and conditions, to the extent possible, as the Loan, except that interest shall accrue on such loan at a rate equal to 2% per annum above the rate provided for in such Loan, or if no such loan is outstanding, at 6 month US dollar denominated LIBOR (as in effect on the date the loan is made) plus 3%. The other Shareholder shall provide the Non-complying Shareholder at least 20 days' prior written notice of its election to provide the Additional Funds and in what form such funds shall be provided.

                  3.1.6. Any adjustment in the Percentage Ownership Interests shall be based upon a fair market valuation of either the Holding Company's or the Joint Venture Company's equity, as the case may be, as a going concern at a date no earlier than six months prior to the date of the event giving rise to the need for such valuation. The valuation shall be as agreed upon by the Shareholders, or in the absence of prompt agreement by the Shareholders, as valued by either Company's independent certified public accountants, as the case may be, or an independent appraiser selected by such accountants.

                  3.1.7. No Shareholder shall be entitled to withdraw any part of its contributed capital from either Company or to receive any distribution from either Company, except as expressly provided in this Agreement. No Shareholder shall be entitled to demand or receive any property from either Company other than cash.

                  3.1.8. No Shareholder shall have any personal liability for the payment of the capital contribution of the other Shareholder.

         3.2. Preemptive Rights. Subject to Section 3.1.5, the Shareholders shall have a first right to purchase all or part of their pro rata share (based on their Percentage Ownership Interests) of any additional Shares which either the Holding Company or the Joint Venture Company, as the case may be, may, from time to time, propose to sell and issue for a period of fifteen (15) days from the time either the Holding Company or the Joint Venture Company, as the case may be, provides notice of such proposal to the Shareholders.

         3.3.  Share   Certificates.   Upon  receipt  of  the  initial   capital
contributions as described above, the Holding Company and the Joint Venture Company each shall issue certificates representing Shares to Vishay and Lite-On reflecting their respective Percentage Ownership Interests, and shall register such Shares in its respective record of Shareholders as issued and fully paid. Each share certificate shall bear upon its face the following legends:

                      THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, SUCH SALE OR TRANSFER IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN ANY OTHER JURISDICTION UNLESS IN ACCORDANCE WITH ALL APPLICABLE PROVISIONS OF LAW.

                      THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED UNDER THE TERMS OF A JOINT VENTURE AGREEMENT, AS AMENDED, COPIES OF WHICH ARE ON FILE AT THE OFFICE OF THE COMPANY.

                      SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE VOTING TERMS AND CONDITIONS CONTAINED IN THE JOINT VENTURE AGREEMENT REFERRED TO ABOVE.


5.       Article 4 is hereby amended in its entirety to read as follows:

                  ARTICLE 4 - MANAGEMENT OF THE COMPANY

         4.1. Board of Directors - Authority and Composition. The businesses of each of the Holding Company and the Joint Venture Company shall be managed by a Board of Directors (the "BOARD OF DIRECTORS"), each of which shall have full and complete authority with respect to any matter relating to or arising out of this Agreement. To the extent not provided for herein, each Board of Directors shall be governed in their activities by the respective Memorandum and Articles of Association or the equivalent constituent documents (the "M&A") of each Company.

Each initial Board of Directors shall be composed of five members, three of whom shall be designated by Vishay and two of whom shall be designated by Lite-On. Each Shareholder may also designate alternate directors for each of their appointees in accordance with applicable law and the applicable company's M&A. Such directors shall serve until their successors shall have been duly elected and qualified. Each of the Shareholders shall have the right to remove the directors designated by such Shareholder and, in the event of a vacancy in either of the Board of Directors, whatever its cause, such vacancy shall be filled by an individual designated by the Shareholder who had designated the former director to the post presently vacant. The Shareholders agree to vote their Shares in any election of Directors to effect the foregoing.

         4.2. Action by the Board of Directors of the Holding Company. So long as each Shareholder holds an aggregate of at least 17.5% of the issued and outstanding shares of the Holding Company, the vote of at least a majority of the members of the Board of Directors attending (whether in person, by proxy or teleconference) any duly called meeting of the Board of Directors with a "quorum" (as defined below) present shall be required to authorize the Holding Company to take any actions, except that the vote of at least 66 2/3% of the members of the Board of Directors attending (whether in person or by teleconference) any duly called meeting of the Board of Directors with a quorum present (a "SUPERMAJORITY VOTE") shall be required to authorize the Holding Company to take any of the actions set forth in Section 4.3 below.

         4.3. Actions Requiring Supermajority Vote. The following actions require a Supermajority Vote from the Board of Directors of the Holding Company:

                             (a)    as required by local law;

                             (b) to make any amendment to the constituent documents of either Company, as the case may be, or to increase or decrease the size of the Board of Directors of the Holding Company, as the case may be;

                             (c) to sell all or substantially  all of the assets
                      of the Holding Company, or to effectuate the merger or consolidation of the Holding Company, with or into another corporation, or to cause the liquidation of the Holding Company;

                             (d) to make any fundamental  change in the Business
                      beyond the scope of manufacturing, marketing and selling discrete power semiconductors and passive electronic components, or to make any change in the Territory;

                             (e) to declare or pay any  dividend or authorize or
                      make any distribution on any Shares;

                             (f) to change the compensation of the directors and
                      the Chairman or President of the Holding Company, the Joint Venture Company or LPSC, except in the ordinary course of business consistent with past practice;

                             (g) to enter into any transaction with any Shareholder or Affiliate of any Shareholder or any director or officer or any Person with whom the Holding Company does not deal at arm's length;

                             (h) other than as required by U.S. generally accepted accounting principles, to make any change in the accounting, tax practices or fiscal year of the Holding Company, if any such change has a disproportionate material adverse effect on any Shareholder;

                             (i) to agree to the settlement of, or the making or
                      acceptance of any payment in connection with, any claim by or against the Holding Company, in which the amount in dispute exceeds 15% of the registered capital of the Holding Company, whether or not such claim is the subject of litigation, arbitration or other judicial or administrative proceedings; and

                             (j) as otherwise provided in this Agreement.

                             The Board of Directors of the Holding Company shall
call for at least two meetings per year. Reasonable travel expenses of the members of the Board of Directors shall be paid by the Holding Company. Any one director shall be entitled to call a meeting of the Board of Directors at any reasonable time. A "QUORUM" shall mean a statutory quorum which shall include two directors appointed by each Shareholder to be present (in person, by proxy or by telephone); provided, however, that if a quorum is not present, the meeting shall be adjourned for one week, at which time, subject to statutory requirements, the directors present (in person or by telephone), with or without the participation of a director appointed by each Shareholder, shall constitute a quorum. Actions of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent in writing to such actions.

         4.4. Officers - Day to Day Management. The day to day affairs of the Holding Company and Joint Venture Company shall be managed by the officers of the Holding Company and the officers of the Joint Venture Company, respectively, who shall be elected by the Board of Directors in accordance with the Holding Company's M&A and the Joint Venture Company's M&A, respectively. Any action to be taken by the officers that is other than administrative in nature shall require the written approval of any two officers one of whom shall be a Vishay appointee. The initial officers of the Holding Company shall be as follows:

              Dr. Felix Zandman              -  Chairman
              Mr. Raymond Soong              -  Vice Chairman/President
              Mr. Avi D. Eden                -  Vice President/Secretary
              Mr. Richard Grubb              -  Vice President/Treasurer
              Mr. David Lin                  -  Assistant Secretary/Treasurer

The initial officers of the Joint Venture Company shall be as follows:

               Dr. Felix Zandman              -  Chairman
               Mr. Raymond Soong              -  Vice Chairman/President
               Mr. Avi D. Eden                -  Vice President/Secretary
               Mr. Richard Grubb              -  Vice President/Treasurer
               Mr. David Lin                  -  Assistant Secretary/Treasurer

Such officers of the Holding Company and Joint Venture Company shall serve until their successors shall have been duly elected and qualified. The Shareholders agree that so long as this Agreement is in effect they shall direct their designated directors to fill any vacancy and/or to elect new officers so that the positions of Chairman, Vice President/Secretary and Vice President/Treasurer of each Company shall be as designated by Vishay, and the positions of Vice Chairman/President and Assistant Secretary/Treasurer of each Company shall be as designated by Lite-On.


         4.5. Subsidiaries. The foregoing provisions of this Article 4 shall apply mutatis mutandis (provided that the 17.5% ownership threshold with respect to the Shares in Section 4.2 shall apply to each subsidiary) to the management of each direct and indirect subsidiary of each Company, including the Joint Venture Company and LPSC; provided that (a) with respect to LPSC, the initial officers shall be as set forth below:

                 Dr. Felix Zandman            -    Honorary Chairman
                 Mr. Raymond Soong            -    Chairman
                 Mr. M. K. Lu                 -    President
                 Mr. Avi D. Eden              -    Vice President
                 Mr. Richard N. Grubb         -    Vice President

(b) with respect to jurisdictions which provide for supervisors of a Person (or its equivalent) each of the Shareholders shall have the right to designate one such supervisor, and (c) the size of the boards of each subsidiary shall be determined by the Board of Directors of the Holding Company, provided that Lite-On shall also be able to designate that number of directors representing 34% or more of the total number of board members for each such subsidiary.

6. Section 6.2. is hereby amended as follows:

         6.2. Right of First Refusal. If at any time commencing from the fourth anniversary of the Commencement Date (as defined below) of this Agreement, either Shareholder (the "SELLING SHAREHOLDER") desires to sell, assign or otherwise dispose of all or part of its Shares in either Company to a third party, the Selling Shareholder must comply with the following provisions:

7. The introductory paragraph of Section 6.2.1. is hereby amended in its entirety to read as follows:

                 6.2.1. Following the Selling Shareholder's receipt of a bona fide offer from a third party (an "OFFER") to purchase all or a part of its Shares in either Company, the other shareholder (the "HOLDER") shall have customary rights of first refusal as follows:

8. Section 6.4 is hereby amended in its entirety to read as follows:

         6.4. Lite-On Put. If (a) the Board of Directors authorizes any investment, acquisition or disposition in excess of US$100,000,000 or dismisses without cause the Chairman or President of LPSC, in either case notwithstanding the objection of all of the members of the Board of Directors designated by Lite-On, or (b) a "Qualifying IPO" put shall have been triggered as provided in
Section 6.4.4. Lite-On shall have the right to require either Company, as the case may be, to purchase its Percentage Ownership Interest in accordance with the following provisions:

         6.4.1. Lite-On shall notify either Company, as the case may be, and Vishay in writing that it desires to sell its Percentage Ownership Interest in either Company, as the case may be, specifying the event that triggered the demand to sell.

         6.4.2. Within 60 days following the receipt of such notice, if Lite-On shall have delivered a valid notice of its demand to sell, Lite-On shall be paid the "Put Value" (as defined below) by either of the Holding Company, the Joint Venture Company or Vishay.

         6.4.3. For purposes of this Section, "Put Value" means (a) until the third anniversary of the Commencement Date, an amount equal to Lite-On's aggregate capital contribution to either Company, as the case may be (including the initial purchase from Vishay), together with interest at the annual rate of six month U.S. dollar denominated LIBOR to be calculated from the date of each capital contribution, and (b) following the third anniversary of the Commencement Date, the market value of Lite-On's Percentage Ownership Interest as determined by an internationally recognized investment bank mutually acceptable to both Shareholders.

         6.4.4. "Qualifying IPO" means: After the second anniversary of the Commencement Date, if Lite-On determines it desires to commence an IPO for a minority interest in respect of the Business of either Company, as the case may be, it shall first obtain a letter from an internationally recognized and reputable investment bank indicating the bank's interest in underwriting such an IPO on a well capitalized, actively traded, developed securities market (which shall include, without limitation, the New York and American Stock Exchanges, the Nasdaq National Market Stock Market, The Taiwan Stock Exchange, The Singapore Stock Exchange, the Stock Exchange of Hong Kong Limited, the Tokyo Stock Exchange and the London Stock Exchange) and at a premium to the valuation of LPSC on the date it was acquired by Vishay. Lite-On shall then notify Vishay, which shall have 20 business days from receipt of Lite-On's notice to indicate if it agrees to participate in the IPO or desires to postpone the IPO for up to one year because of Vishay's business requirements. The "Qualifying IPO" put will then be triggered upon the earlier of (a) the date Vishay indicates that it does not desire to participate in the IPO requested by Lite-On and (b) one year from the date Lite-On notified Vishay it desires to commence the IPO (unless at that time a registration statement (or its equivalent) has been filed with the relevant authorities).

9. Section 9.1. and Section 9.2 are hereby amended in their entirety to read as follows:

9.1. Events of Default; Termination. Either party may, in its sole discretion, immediately terminate this Agreement upon the occurrence of any of the following events: (a) either Company, as the case may be, is adjudged a bankrupt, or becomes insolvent, or makes a general assignment for the benefit of creditors;
(b) any party breaches any representation, warranty, covenant or agreement contained in this Agreement which results in, or is likely to result in, a material adverse change to the financial condition of either Company, as the case may be, which is not cured within 30 days following receipt of written notice of such breach from the other party; or (c) any party effects a "Change of Control." For purposes hereof, a "Change of Control" means the occurrence of any one or more of the following: (A) a merger or consolidation in which such party is not the surviving entity, (B) the sale (in one transaction or a series of transactions) of all or substantially all of the assets of such party or (C) the approval by such party's shareholders of any plan or proposal for the liquidation or dissolution of such party. This Agreement may also be terminated upon the unanimous written consent of the Shareholders.

9.2 Effects of Termination. In the event this Agreement is terminated for any reason, then each Company shall immediately commence to wind up its affairs and to liquidate the business of each Company in accordance with applicable law. During the period of winding up, the rights and obligations of the Shareholders shall otherwise continue unaltered.

10. In all other respects, the JV Agreement shall remain unchanged and in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.


                                            VISHAY INTERTECHNOLOGY, INC.


                                            By: /s/ Richard N. Grubb
                                                --------------------
                                                Name:  Richard N. Grubb
                                                Title:  Executive Vice President


                                            LITE-ON JV CORPORATION



                                            By: /s/ Raymond Soong
                                               -------------------
                                               Name:  Raymond Soong
                                               Title:  Preparatory Officer